ELDORADO GOLD CORPORATION

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia V6C 2B5

Telephone: (604) 687-4018

Facsimile: (604) 687-4026

Website Address: www.eldoradogold.com

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2006

March 29, 2007

TABLE OF CONTENTS

PRELIMINARY NOTES

4

CORPORATE STRUCTURE

5

BUSINESS OF THE COMPANY

7

DESCRIPTION OF THE BUSINESS

8

SUMMARY REVIEW

8

Production and Operation

8

Reserves and Resources

9

REGIONAL REVIEW

14

Turkey

14

Kisladag

14

Efemçukuru

19

Exploration

20

Environment

23

Acquisition and Dispositions

23

China

24

Acquisition of Afcan Mining Corporation

31

Tanjianshan

32

Exploration

40

Associated Projects

40

Brazil

41

São Bento

41

Exploration

45

Associated Projects

47

FINANCE

48

GOLD MARKET AND PRICE

49

FOREIGN CURRENCY EXPOSURE

49

GOLD REFINING, SALES AND HEDGING ACTIVITIES

49

EMPLOYEE RELATIONS AND PERSONNEL

50

COMPETITION

50

MARKET FOR SECURITIES

63

DIVIDEND POLICY

63

DIRECTORS AND OFFICERS

63

CORPORATE GOVERNANCE AND BOARD COMMITTEES

66

LEGAL PROCEEDINGS

68

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

68

TABLE OF CONTENTS

(continued)

TRANSFER AGENTS & REGISTRARS

68

MATERIAL CONTRACTS

68

INTEREST OF EXPERTS

69

ADDITIONAL INFORMATION

69

GLOSSARY AND METRIC EQUIVALENTS

70

PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

Eldorado Gold Corporation (unless the context otherwise requires references to “Eldorado”, the “Company”, “us”, “we” or “our” include Eldorado Gold Corporation and each of its subsidiaries) prepares and files its Annual Information Form (“AIF”), consolidated financial statements and Management Discussion & Analysis (“MD&A”) in United States (“US”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciled to US GAAP. Unless otherwise indicated, all dollar amounts in this AIF are expressed in US dollars. Our consolidated financial statements and MD&A, Management Proxy Circular and 2006 Financial Review are filed with Canadian and US regulatory authorities. These documents are available at www.sedar.com under the Company’s name. A copy of the 2007 Management Proxy Circular and the 2006 Financial Review are available upon request.

Date of Information

All information in this AIF is as of December 31, 2006, unless otherwise indicated.

Forward-Looking Statements

Certain statements and information in this Annual Information Form, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or  “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this Annual Information Form, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

See this Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this Annual Information Form except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Industry Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three-year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

ELDORADO GOLD CORPORATION

CORPORATE STRUCTURE

We were incorporated by Memorandum of Association on April 2, 1992 under the Companies Act (Bermuda) under the name “Eldorado Corporation Ltd.” On April 23, 1996, Eldorado was continued under the Company Act (British Columbia) and changed its name to “Eldorado Gold Corporation”. On June 28, 1996, Eldorado was continued under the Canada Business Corporations Act. On November 19, 1996, pursuant to a plan of arrangement, Eldorado and HRC Development Corporation were amalgamated under the laws of Canada under the name "Eldorado Gold Corporation".

Our head office is located at Suite 1188 – 550 Burrard Street, Vancouver BC, Canada, V6C 2B5. The Company, through its subsidiaries, also maintains offices in:

Ankara, Turkey

Uşak, Turkey

Izmir, Turkey

Beijing, China

Xining, China

Haixi District, China

Santa Barbara, Brazil

Belo Horizonte, Brazil

Our registered and records office and address for service is care of our solicitors, Fasken Martineau DuMoulin LLP, Suite 2100 – 1075 West Georgia Street, Vancouver BC, Canada, V6E 3G2.

Our mining operations, the São Bento Mine (“São Bento”), the Kisladag Mine (“Kisladag”) and the Tanjianshan Mine (“Tanjianshan”) and our development project Efemçukuru are each managed by a general manager as decentralized business units. We centrally manage exploration and acquisition strategies, corporate financing, global tax planning and metal and currency risk management programs at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the Board of Directors.

Our material assets are owned through ten subsidiaries, as shown on the organizational chart below.

BUSINESS OF THE COMPANY

We are engaged in the production of, development of and exploration for gold. We are also engaged in the acquisition of gold properties. Our business is presently focused in Brazil, Turkey and China.

We produce gold through the mining and processing of ore. As of December 31, 2006, we had three mines in production: the 100 percent owned São Bento Mine located near Santa Barbara, Brazil; the 100 percent owned Kisladag Mine located near Uşak, Turkey; and the 90 percent owned Tanjianshan Mine located in Qinghai Province, China.  The São Bento Mine ceased mining on January 20, 2007.

Our growth strategy is to actively pursue future opportunities by discovering new projects through grassroots exploration and acquiring advanced exploration, development or low cost production assets, preferably with sound management and potential for increased resources. At any given time, discussions and activities with respect to these types of possible opportunities can be in process, each at different stages of due diligence. We may be currently engaged in discussions with respect to such possible opportunities, but have no binding agreements or commitments to enter into any transactions and there is no assurance that any potential transactions will be successfully completed.

DESCRIPTION OF THE BUSINESS

SUMMARY REVIEW

Production and Operation

The following table summarizes our total production and operating information for the year ended December 31, 2006

	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	Fourth Quarter 2006	Fourth Quarter 2005	2006	2005
Gold Production
Ounces produced	19,111	25,035	41,082	50,454	16,212	135,653	64,298
Cash Operating Cost ($/oz)[4]	421	378	309	274	433	324	407
Total Cash Cost ($/oz)[2,4]	429	386	315	278	442	330	416
Total Production Cost ($/oz)[3,4,5]	438	463	364	259	610	343	564
Realized Price ($/oz - sold)	549	615	620	615	486	609	444
São Bento Mine, Brazil
Ounces produced	19,111	18,163	13,605	13,879	16,212	64,758	64,298
Tonnes to Mill	93,626	90,024	81,869	69,295	73,057	334,814	310,703
Grade (grams / tonne)	6.99	7.23	6.38	6.06	7.85	6.71	7.67
Cash Operating Cost ($/oz)[4]	421	429	493	492	433	454	407
Total Cash Cost ($/oz)[2,4]	429	441	506	502	442	464	416
Total Production Cost ($/oz)[3,4]	438	463	525	455	610	467	564
Kisladag Mine, Turkey
Ounces produced	n/a	6,872	27,477	36,546	n/a	70,895	n/a
Tonnes Mined	n/a	1,493,156	1,802,368	1,882,744	n/a	5,178,268	n/a
Grade (grams / tonne)	n/a	0.97	1.29	1.23	n/a	1.18	n/a
Cash Operating Cost ($/oz)[4]	n/a	242	218	191	n/a	206	n/a
Total Cash Cost ($/oz)[2,4]	n/a	242	220	193	n/a	208	n/a
Total Production Cost ($/oz)[3,4,5]	n/a	n/a	285	185	n/a	229	n/a

1

Cost figures calculated in accordance with Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Cost, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of the MD&A.

5

The Kisladag gold mine commenced commercial production on July 1, 2006. Total production cost for the Kisladag mine during the quarter ended June 30, 2006 is not presented.

Projected 2007 Production
Mine	Ounces	Cash Cost
Kisladag	190,000 to 200,000	$210-$220/oz.
Tanjianshan	120,000 to 130,000	$235-$245/oz.

We expect our cash costs in 2007 to decrease significantly from 2006 as the higher cost of production from São Bento is replaced by the lower cost of production at Kisladag and we realize the benefit of a full year of production at Tanjianshan.

Reserves and Resources

Reserves

Eldorado has estimated proven and probable mineral reserves for Kisladag, Efemçukuru and Tanjianshan. Except for Efemçukuru, all reserves are calculated in accordance with NI 43-101. The estimates for Kisladag and Tanjianshan are as of December 31, 2006 and are based on a gold price of $450.  Reserves for Efemçukuru have not been updated in accordance with NI 43-101 and were calculated as of December 31, 2000 using a gold price of $325.  A revised reserve estimate in accordance with NI 43-101 for Efemçukuru will be announced in Q2 2007.

The cut-off grades for the deposits are based on assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital cost projections that are based on historical production figures. We may need to recalculate estimated reserves and resources based on actual production or exploration results. Changes in the price of gold, increased production costs or changes in the recovery rate may make it unprofitable to develop the proven and probable reserves at a particular property or for a specific mine.

The cut-off grades used in the reserve estimations are:

Cut-off Grades	(Au g/t)

Kisladag
Oxide	0.35
Sulfide	0.50

Tanjianshan
QLT (oxide)	1.30
JLG
Oxide	1.38
Sulphide	2.03

Efemçukuru	6.00

Proven and Probable Reserves

Property		Tonnes (000)	Grade g/t Au	Contained Ounces (000)

Kisladag	Proven	51,102	1.24	2,031
	Probable	78,418	1.12	2,811
	Total	129,520	1.16	4,842

Tanjianshan(2)	Proven	2,504	4.09	329
	Probable	6,094	4.26	835
	Total	8,598	4.21	1,164

Efemçukuru(1)	Proven
	Probable	1,856	13.14	784
	Total	1,856	13.14	784

Total	Proven	53,606	1.37	2,360
	Probable	86,368	1.60	4,430
	Total	139,974	1.51	6,790

(1)

Reserve estimates for Efemçukuru were made before NI 43-101 came into force and have not been revised in accordance with NI 43-101.

(2)

Reserves for Tanjianshan represent 100% of which we control 90%.

Reconciliation of Reserves

The following table reconciles Eldorado’s mineral reserves after taking into account gold production for 2006:

Mine	Reserves Dec. 31, 2005			Mined in 2006			Other Increases/Decreases in 2006			Reserves Dec. 31, 2006
	Tonnes (000)	Grade g/t	Oz. (000)	Tonnes (000)	Grade g/t	Oz. (000)	Tonnes (000)	Grade g/t	Oz. (000)	Tonnes (000)	Grade g/t	Oz. (000)
São Bento	338	8.75	95	335	6.71	72	Orebody depleted at year end			0	0	0
Kisladag	135,020	1.16	5,062	6,079	1.12	219	No significant increase or decrease			129,520	1.16	4,842

The following table presents the measured, indicated and inferred mineral resources for Kisladag, Efemçukuru and Tanjianshan and some of our exploration projects. All resources are calculated in accordance with NI 43-101. These resource estimates include the estimated reserves outlined above.

Property	Resources	Tonnes (000)	Grade g/t Au	Contained Ounces (000)

Kisladag	Measured	55,503	1.23	2,195
	Indicated	153,351	0.97	4,782
	M+I	208,853	1.04	6,977
	Inferred	45,500	0.75	1,097

Tanjianshan (2)	Measured	3,021	3.37	327
	Indicated	9,599	3.47	1,071
	M+I	12,620	3.45	1,398
	Inferred	798	3.03	78

Efemçukuru	Measured	665	15.11	323
	Indicated	1,172	13.94	525
	M+I	1,837	14.36	848
	Inferred	522	12.07	203

Total	Measured	59,189	1.50	2,845
	Indicated	164,122	1.21	6,378
	M+I	223,311	1.28	9,224
	Inferred	46,820	0.92	1,377

(1)

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2)

Tanjianshan resources and reserves represent 100 percent of the project, of which we control 90 percent.

The cut-off gold grades (Au g/t) and specific gold prices for the resource estimates are:

Cut-off Grades	Au (g/t	US$ Gold Price
Kisladag	0.4	450.00
Efemçukuru	6.0	325.00
Tanjianshan	1.0	450.00

2006 Vila Nova Iron Ore Resources

Vila Nova	Tonnes (x1000)	Fe%
Measured & Indicated Resource	10,418	61.6
Inferred Resource	2,532	61.3
Proven & Probable Reserve ROM	5,253	62.3

The following are the “qualified persons” (as defined in NI 43-101) who verified the technical data disclosed in this AIF relating to the reserve and resource estimates at Kisladag, Efemçukuru and Tanjianshan.

Kisladag, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	P.Eng. Association of Professional Engineers and Geoscientists of British Columbia

Name:	Norman Pitcher	Company:	Eldorado Gold Corporation
Position:	Chief Operating Officer	Relationship:	Employee of the Company
Qualification:	P. Geo.Association of Professional Engineers and Geoscientists of British Columbia

Tanjianshan, China

Name:	Stephen Juras	Company:	Eldorado Gold Corporation
Position:	Manager, Geology	Relationship:	Employee of the Company
Qualification:	P.Geo. Association of Professional Engineers and Geoscientists of British Columbia

Name:	Norman Pitcher	Company:	Eldorado Gold Corporation
Position:	Chief Operating Officer	Relationship:	Employee of the Company
Qualification:	P. Geo.Association of Professional Engineers and Geoscientists of British Columbia

Efemçukuru, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	P.Eng. Association of Professional Engineers and Geoscientists of British Columbia

Vila Nova Iron Ore, Brazil

Name:	Stephen Juras	Company:	Eldorado Gold Corporation
Position:	Manager, Geology	Relationship:	Employee of the Company
Qualification:	P.Geo. Association of Professional Engineers and Geoscientists of British Columbia

REGIONAL REVIEW

Turkey

Turkey

- Kisladag
- Efemçukuru
- AS Project
- Pontides
- Biga Peninsula

Istanbul
Biga Peninsula
AS Project
Ankara
Pontides
Izmir
TURKEY
Efemçukuru
Kisladag

8

Although gold mining in Turkey predates Roman times, production of gold in modern times began in 2001 with the start-up of the Ovacik mining operation in Izmir Province. Turkey has considerable potential for gold exploration and production. A substantial mining industry supported by well-developed infrastructure exists throughout the country. Mineral production is dominated by the industrial and base metal sectors, operated by both domestic and foreign mining companies.

Kisladag

The Kisladag Mine in Uşak Province, Turkey, began commercial production on July 1, 2006.

Property Description

The Kisladag land position consists of one pre-operating licence (number IR 7302) and a total area of 15,717 hectares. Mineral licences are granted indefinitely, assuming licence fees are paid in a timely manner.

Ownership Interest

We own a 100 percent interest in Kisladag through our wholly owned Turkish subsidiary Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Sirketi (“Tüprag”).

Location, Climate and Access

Kisladag is located in western Turkey in Uşak Province, 35 kilometers southwest of the city of Uşak and 180 kilometers from the Aegean port city of Izmir. The project sits on the western edge of the Anatolian Plateau, in gentle rolling topography, at an elevation of approximately 1,000 meters. The climate is arid with hot summers and cold winters. Annual rainfall is around 425 millimeters, occurring mainly from November to March. Economic activity in the area consists of a mixture of subsistence farming and grazing. All-season access to Kisladag is provided by paved highways and roads.

Acquisition

Kisladag is a greenfields discovery of the Company.  We began in-depth exploration work in 1997 based on preliminary stream sediment analysis.

Geology and Mineralization

Kisladag is located in one of several mid- to late-Tertiary volcanic complexes in western Turkey, related to subduction along the Hellenic Trench southwest of Turkey. In the Kisladag region, the volcanoes erupted onto a basement of schist at the northeast margin of the Menderes Massif.

Gold mineralization at Kisladag is hosted by a number of latitic intrusive bodies. Our exploration has outlined two alteration zones. The Gökgöz Tepe alteration zone covers approximately 12 square kilometers. At Gökgöz, a coarsely porphyritic latite is host to the bulk of the gold mineralization and has undergone extensive and intensive hydrothermal alteration. An early potassic phase of alteration has been recognized, which is overprinted by later quartz-tourmaline and advanced argillic alteration. Gold mineralization forms an annular zone around a later weakly mineralized stock of similar composition. Gold is associated with multiple phases of tourmaline-pyrite, pyrite and quartz-pyrite veining and brecciation and is accompanied by small amounts of base metals, principally zinc and molybdenum. Oxidation in the deposit is shallow over the barren intrusive but extends to depths of 40 to 50 meters to the west and east. Limonite is the most abundant oxide mineral, usually occurring along fractures in thin colloform layers and in disseminated patches around weathered pyrite.

The Sayacik alteration zone is located six kilometers southwest of Gökgöz Tepe and covers approximately six square kilometers. Moderate to strong silicification occurs for approximately 1.5 kilometers in andesitic tuffs. Quartz barite veinlets cutting the tuff contain up to 100 parts per million silver in grab samples.

Data Verification

Micon International (“Micon”) reviewed the original data used to prepare the Kisladag resource and reserve statements. Micon carried out two site visits to review the QA/QC procedures during drilling, sampling and sample preparation. Micon’s opinions are based on information in technical reports prepared by Kilborn Engineering Pacific Limited (“Kilborn”) or us.  The Kisladag Mine continues to run a comprehensive QA/QC program that includes assaying for standards, blanks and assay re-runs.

Previous Exploration

Since 1996, our exploration activities at Kisladag have focused primarily on the zone known locally as Gökgöz Tepe, using stream sediment sampling, geochemical soil sampling and an IP geophysical survey. On the basis of this work, we identified a gold anomaly along the north slope of Gökgöz Tepe extending approximately 1,200 meters on strike by 600 meters wide. This work was followed in 1997 by 2,745 meters of trench sampling and 1,541 meters of percussion drilling.

In 1998, a six hole HQ diamond drilling program (1,059 meters) probing the main anomaly target followed the gold mineralization to depths of greater than 250 meters and effectively confirmed the potential for a low grade bulk tonnage gold deposit, and in 1999 an additional 5,212 meters of HQ core drilling and 1,600 meters of trenching extended the strike length and depth of the deposit. Based on the trenching, percussion drilling and core drilling data available to that date, Micon and Eldorado identified a measured and indicated resource of 42.8 million tonnes at 1.49 g/t, plus an inferred resource of 31.1 million tonnes at 1.35 g/t (all based on a 0.8 g/t cut-off grade).

In 2000, a reverse circulation drill program totalling 7,605 meters (and 577 meters of diamond drilling) led to a revised resource estimate and a significant increase in the deposit’s contained metal content. That year, Micon reported a measured and indicated resource of 125.97 million tonnes for the deposit at an average grade of 1.20 g/t gold, that is 4.85 million ounces of contained gold in oxides and primary ore (using a cut-off grade of 0.4 g/t gold).

In 2002, a combined total of 10,700 meters of reverse circulation and diamond drilling was completed.

The metallurgical testwork we initiated during 1999 and 2000 indicated that the ore would be amenable to heap leaching, and in 1999, we were granted a Site Selection Permit by the Turkish authorities for a gold mining operation at Kisladag. Early receipt of this permit was made possible by the high level of support the project has received from within Uşak Province as well as at the central government level.

Based on this concept of recovering gold, in 2001, we commissioned a Prefeasibility Study by Kilborn. This study considered an operation to treat 3.4 million tonnes per year of material based on an owner-operated mining fleet and a three-stage crushing circuit generating a final crush size of 100% minus 8 mm. The objective of this approach was to minimize capital expenditures in the early years and allow for expansion to develop the total resource at a later date. The initial capital cost was estimated to be $47.4 million with a cash operating cost estimated at $154 per ounce and an average annual gold production of 103,600 troy ounces.

After issuing the Prefeasibility Study, we asked Kilborn to review the project conditions in light of the devaluation of the Turkish currency and to incorporate the option of contracting the mining operation and utilizing used crushing equipment. In December 2001, an Addendum to the Prefeasibility Study presented a revised initial capital cost estimate of $29.6 million and a cash operating cost estimate of $149 per ounce.

Micon has audited our procedures for sample collection, sample preparation and security of samples. Sample assaying is carried out by ALS Chemex in Vancouver, BC, Canada. ALS Chemex has attained ISO 9002 Registration by KPMG Quality Registrars for providing assay and geochemical analytical services. A routine of check assay duplicates and standards has been followed for all assay work completed.

For a detailed discussion of exploration activities conducted at Kisladag, including sampling and analysis, see the Kisladag Reports listed on page 17 of this AIF that are available at www.sedar.com.

Development Activities

Since acquiring Kisladag in 1997, we have advanced this property through various stages of exploration to production. The following is a record of the developments for the past three years and related technical reports.

We completed a Scoping Study on the property in 2000, a Prefeasibility Study in May 2001, an Addendum Report to the Prefeasibility Study in November 2001, an Updated Reserve Report in May 2002, a Feasibility Study in March 2003 and a Feasibility Cost Update in May 2004.

In 2003, Kisladag received two significant permits from the Turkish Government: the Environmental Positive Certificate and the Establishment Permit. The acceptance of the Environmental Impact Assessment Report (“EIA”) and the issuance of the Environmental Positive Certificate was a major achievement in the permitting process. Receiving the Establishment Permit provides approval for water use and effluent discharge plans, and it also defines the health protection zone and medical treatment facilities for Kisladag.

In March 2003, a Feasibility Study was prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101. This was followed by an Optimization Study in July 2003 and an additional 7,057 meters of drilling, which culminated in a further increase in the mineral resource as reported in September 2003.

On April 1, 2003, we announced the results of a Feasibility Study prepared by Hatch Ltd. (formerly Hatch Associates Ltd.) of Vancouver (“Hatch”), which reported 4,532,000 ounces of proven and probable reserves subject to the qualifications, assumptions and exclusions set out in the Feasibility Study.

On July 29, 2003, we announced the results of the Optimization Study for Kisladag, demonstrating the opportunities to both improve the financial performance of the project and accelerate the expansion of Kisladag to full production levels.

In April 2004, we acquired all the necessary public and private land, updated the Feasibility Study to reflect 2004 projected costs, completed the permitting process and obtained all approvals from the Turkish authorities for constructing Kisladag. In the fourth quarter of 2004, we began installing site services and completing two process water wells. In December 2004, we began earthwork excavation for constructing the first phase of the leach pad.

In May 2004, we completed a Feasibility Cost Update to the Feasibility Study of March 2003. The Feasibility Cost Update included an updated review of the elements contributing to the operating and capital cost structure of Kisladag, and specifically included the addition of the Value Added Tax (“VAT”) in Turkey to the costs of goods and services used in constructing and operating the project. The Feasibility Cost Update also accounted for the increased costs of construction and operating materials such as concrete, steel and fuel.

In July 2004, the Government of Turkey passed two major pieces of legislation. The Turkish VAT Law was amended to exempt the gold mining industry from paying VAT on their activities, including exploration, construction, purchase of equipment, mine operation, smelting and refining. The amendment positively impacted Kisladag, with the initial capital investment decreasing by $10.7 million and cash operating costs decreasing by $23 per ounce to $165 per ounce. In addition, the Mining Law consolidated the activity of all sectors of the industry, including hard rock, soft rock and industrial minerals mining, as well as quarrying and aggregate industries. The amendments included the following: access to lands previously restricted from mining activities is now possible through a general regulation of the Council of Ministers; fund fees of 5 percent on capital installations on certain forest lease lands no longer apply; Expropriation Law No. 2942, which governs the procedure to acquire land critical to fulfillment of investment, now applies to mining activities; and finally, a royalty on ore processed off-site must be paid to the State for mining activities (amounting to 2 percent of the sales value of the ore mined) and a royalty on ore processed on-site is reduced to 1 percent.

In September 2004, we received the final permit for Kisladag and began site activities. The initial capital cost for construction was $83.4 million. Life of mine (14 years) cash operating cost was $165 per ounce, based on $4.12 per tonne of ore processed.

Construction

Construction of Kisladag was completed in 2006. The first phase included the bulk of the infrastructure, equipment and earthworks required to process both oxide and primary ore during the first year of operation. Mechanical completion of the process and ancillary facilities was completed in mid-2006, followed by commissioning and start-up. Total capital costs for Phase I were $83.0 million.  The second phase, to be completed in 2007, will entail expanding the crushing circuit, leach pad expansion and equipment maintenance facilities to increase production throughput to the final design capacity of 10 million tonnes annually. There will also be minor subsequent construction phases associated with expanding the heap leach pad and closing the project.

On July 1, 2006, the Kisladag Mine officially began commercial production.

In August 2006, as a result of slower than expected commissioning of the crushing circuit and mechanical problems with a process water supply pump, we revised our estimates of Kisladag’s 2006 production from 120,000 ounces to 70,000 ounces at a cash operating cost of $219 per ounce.  Mine production of ore to the leach pad by the end of 2006 was 5.6 million tonnes grading at 1.14 g/t. By year-end 2006, Kisladag had produced a total of 70,895 ounces at a total cash cost of $208. Production in 2007 is forecast to be 190,000-210,000 ounces at a cash cost of $210-220 per ounce.

Projected Production

A mine production rate of 5 million tonnes per year (“mtpa”) of ore was set for the first year of the mine’s life. Annual ore production is projected to increase to 10 mtpa in 2007, remaining at that level until the end of mine life. The highest daily production rate is expected to occur in Year 7, with a total movement of 79,000 tpd (ore plus waste). Total quantities of ore and waste are projected to be 135 million tonnes and 108 million tonnes (respectively) over the mine life. The overall strip ratio is projected to be 0.8:1. A mining contractor will initially be employed for waste movement and ore mining. In Year 3 of operations, we expect to begin phasing in our own mining fleet (at an estimated cost of $47 million) and mine workforce for completing the project.

A gold recovery of 81 percent is projected for the oxide ore. The primary ore has a higher sulphide content and gold recovery is projected to be 60 percent. The ore will require a crush size of 80 percent passing 6.3 mm and a leach period of 90 days.

The Kisladag ore is processed in a standard heap leach facility containing a three-stage crushing circuit, an overland conveyor to the heap leach pad, mobile conveyors and a stacker for placing the ore and a carbon adsorption facility (ADR plant) for recovering the gold. The carbon is treated on-site in a refinery and the final mine product is gold doré bar. The average gold production in 2008 is projected to be 240,000 ounces per year for the balance of mine life.

Personnel

The project will employ 356 people at maximum production, with the majority of workers drawn from the local region. Infrastructure to support the mine includes an access road, a water well field with a 13- kilometer water pipeline and a 30-kilometer power transmission line. Supplies and services are accessed from the city of Uşak, 35 kilometers to the north.

Litigation

Litigation by certain third parties continues against Tüprag and the Turkish Ministry of Environment (“MOE”) seeking to cancel the Environmental Positive Certificate for Kisladag on the basis of alleged threats to the environment. We are confident in both the methodology of the EIA Report and Tüprag’s compliance with all procedural steps taken in obtaining the Environmental Positive Certificate. We continue to believe that we will successfully defend this litigation. The litigation has not affected the operations at Kisladag. If we are unsuccessful in defending this litigation, our ability to conduct mining operations at Kisladag may be adversely affected, which may adversely affect production and revenue from Kisladag.

Kisladag Reports

Kisladag is the subject of the following independent reports (the “Kisladag Reports”): “Estimation of Resources, Kisladag Project, Turkey” (October 1999), “Addendum to October 1999 Report titled Estimation of Resources, Kisladag Project” (May 15, 2000) and “Update of Resources, Kisladag Project, Uşak, Turkey” (October 2000 and amended November 2000 and January 2001), all prepared by Micon

International; “Kisladag Gold Project Pre-Feasibility Study” (May 2001) and “Kisladag Gold Project Pre-Feasibility Study Addendum” (December 2001), prepared by Kilborn Engineering Pacific; “Updated Reserve Report for the Kisladag Gold Project Western Turkey” (April 18, 2002 and revised May 9, 2002), prepared by Micon International; and a Feasibility Study (March 2003), the “Kisladag Optimization Study” (July 2003) and the “Feasibility Cost Update” (May 2004), all prepared by Hatch. The Kisladag Reports are available at www.sedar.com under our name, and they should be reviewed to put the preceding discussion in context.

In April 2005, HSBC Bank USA, National Association (“HSBC”) authorized advances of up to $65 million to Tuprag under the terms of a term revolving credit facility due February 28, 2010 (the “Credit Facility”). As at December 31, 2006, HSBC had advanced $50 million. The Credit Facility can be drawn down in minimum tranches of $1 million plus multiples of $0.25 million. Each drawdown bears interest fixed at the prevailing LIBOR plus 1.25% on the date each tranche is drawn down. To date, the Credit Facility has been drawn in four tranches bearing a weighted average interest rate of 6.00%. The Credit Facility is renewable at the Company’s option for the term of the loan.

Efemçukuru

Efemçukuru is located in Izmir Province, and is our primary development project in Turkey.

Ownership Interest

We own a 100 percent interest in Efemçukuru through our subsidiaries. Efemçukuru consists of two pre-operation licences covering 3,072 hectares.

Location and Access

Efemçukuru is located in Izmir Province near the coast of western Turkey, approximately 20 kilometers from the provincial capital of Izmir. The nearest settlement, the village of Efemçukuru (population 500), is located two kilometers to the south. The project is located in hilly terrain at an elevation of 520 to 760 meters. Access to Efemçukuru is provided by various paved and unpaved roads connecting the village with other local population centres.

Geology and Mineralization

Gold mineralization is hosted by the 1,800 meter Kestane Beleni Vein, which contains the present resource, and the less explored Kokarpinar Vein, which is 2,500 meters in length. Both strike southeasterly (160°E), dip 60°E to 70°E northeast and postdate the emplacement of rhyolitic dikes, although the veins may follow dike-occupied fracture zones for short distances.

Mineralization occurs as open space fillings. Multi-stage breccia, quartz carbonate veinlets, cockade and laminated textures are common. Non-metallic host rock minerals include quartz, rhodonite and rhodochrosite. Associated sulphides include pyrite, pyrrhotite, chalcopyrite, sphalerite and galena, and their oxidized products. Most of the gold is very fine (2.5 to 50 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade stockwork mineralization occurs locally between ore shoots, and is relatively abundant in the hanging wall irrespective of rock type. Such stockworks are not common in the footwall.

Previous Exploration

The target identified at Efemçukuru is a high-grade vein-hosted gold system. In 1997, we completed a drilling program along the north, middle and south ore shoots. A total of 4,092 meters of diamond drilling further delineated the initial identified resource of 660,000 ounces, which increased the resource to 1.1 million ounces contained in 2.52 million tonnes, at an average grade of 13.71 g/t. We reduced the drill hole pattern to approximately 50 by 35 meters and conducted additional diamond drilling for hydrogeological testing in the vein structure as well as the hanging wall and footwall rocks. Assay data from this program were incorporated into the database for the deposit.

In 1998, Micon evaluated the geological model and confirmed a measured and indicated resource of 1.87 million tonnes at 14.26 g/t, with an inferred resource of 660,000 tonnes at 11.99 g/t. Reserves of 784,000 ounces were established during an internal Prefeasibility Study completed in 1999. As these resource estimates were made according to Australasian classification before NI 43-101 came into effect, they may vary from estimates made in accordance with NI 43-101. The estimates are provided in connection with the discussions of previous exploration.

Development Activities

In 2004, we continued our preparation of the EIA, which we submitted to the Turkish MOE in 2005. We received the Environmental Positive Certificate in the third quarter of 2005, signalling the successful completion of the first stage of permitting for Efemçukuru.

During 2006, we initiated a drilling program at Efemçukuru designed to convert inferred resources into measured and indicated resources for the purpose of forming the basis of a new mine plan and subsequent reserve calculation and to test the potential of the system at depth. Land acquisition began in 2006, with 40% of the land acquired by December 31, 2006. We contracted Wardrop Engineering to conduct a feasibility study for the Efemçukuru project. The study’s completion is expected in the second quarter of 2007. Capitalized expenditures in 2006 totaled $5.2 million.

Litigation

In 2004, litigation was filed by certain third parties against the Turkish MOE and Tüprag seeking to cancel the mineral license for Efemçukuru on the basis of an alleged threat to the water quality in the local catchment area. During the course of this litigation, a lower administrative court issued a negative decision, and while in effect the decision prevented the start of mining activities at Efemçukuru. The decision was overturned in 2005 by a higher court and the mining license has been re-issued. We continue to proceed with our 2007 work plan and permit application schedule.  We are confident that we will successfully defend this litigation.

Exploration

In 2006, we continued to carry out exploration work through Tüprag in three main areas of Turkey: in the west-central Anatolian Plateau around Kisladag as part of a 50:50 joint venture with Demir Export, along the Western Pontide belt (in the Black Sea area) and the Biga Peninsula in western Turkey. Primary targets remain low sulphidation, epithermal high-grade vein systems as well as disseminated, high sulphidation precious metals systems. The total 2007 exploration budget for Turkey is $6.2 million. Key exploration projects are highlighted below.

Joint Venture in the Anatolian Plateau

AS Project

Our 50/50 joint venture with Demir Export, the AS Project, consists of 27 licences covering a total of 115,000 hectares. This property, discovered during a reconnaissance program in 2001 and 2002, includes a porphyry-style gold-molybdenum-copper deposit that has alteration styles similar to those at Kisladag. In 2004, we completed the permitting and construction of six kilometers of roads through the center of the anomaly for mapping, sampling and drill access. Drilling results from the 2004 drill program confirmed that AS is an extensive copper-gold porphyry system. In 2005, our exploration activities in Turkey focused on the AS Project. In 2006, we evaluated the porphyry-style mineralization at the main prospect of the Dogrudere deposit and surrounding anomalous areas. Work entailed diamond drilling 14 drill holes of 5,200 meters, detailed geologic mapping and rock chip sampling. The best metal values at Dogrudere are constrained to an early porphyry phase that has been subsequently cut internally, as well as on all sides, by younger and lower-grade porphyry intrusions (0.2% to 0.3% copper and 0.1 to 0.3 g/t gold). These later intrusions severely limit the size potential of the Dogrudere deposit. Work at AS refocused on high sulphidation targets through soil sample surveys and regional mapping and rock chip sampling of southern portions of the project area. Results outlined two high sulphidation targets: Temenni Tepe and Taskele Tepe.

In May 2001, we signed an agreement with Demir Export A.S. that established the basis for a 50-50 joint exploration, development and subsequent exploration of metal mines in Turkey in 27 licenses covering over 58,642 hectares. The Agreement has been extended to expire April 2008.

The 2007 work plan consists of more detailed mapping and geochemical sampling followed by 2,000 meters of diamond drilling on both the Temenni Tepe and Taskele Tepe targets. Tüprag’s 50 percent share of the exploration budget for AS in 2007 is $0.53 million.

Pontide Belt Region

Kapikaya Project

Located in the central Pontides, the Kapikaya project will receive the largest amount of our planned 2007 exploration work and funds. This project contains numerous target types: high grade feeder structures within high sulphidation precious metal systems, low sulphidation-type bonanza precious metal vein systems and copper-gold porphyry style mineralization. Exploration activities in 2006 included geological, geochemical and geophysical data re-evaluation and reinterpretation to select diamond drill targets. We also conducted permitting and access construction activities ahead of planned diamond drilling. Unfortunately, because of drill crew shortages in Turkey, we could not secure a drill rig in time before ceasing work for the winter season. In 2007, we plan to complete the drill site accesses and 3,000 meters of diamond drilling. The exploration budget for 2007 for the Kapikaya Project is $1.23 million.

Aydogan Project

The main feature at the Aydogan project is the silica cap defining the Aydogan Tepe and a large exposed area of argillic alteration immediately to the south. Historic work completed in 2004 included soil and rock chip sampling over these features and drilling five reverse circulation holes into a low sulphidation vein target at Kuyucak ridge, the area of a gold-in-soil anomaly south of the argillic altered zone. Results were negative. In 2006, we reviewed the project’s geochemical data and completed project-scale stream sediment sampling. The review identified an epithermal vein target near the Aydogan silica cap and along a northeast trending structure. The geochemical patterns also outlined a possible intrusive-related gold target in the argillic altered area called Derebasi Hill. The stream sediment geochemical survey also defined a gold anomaly in the northwest corner of the project.

Exploration work plans for 2007 include detailed mapping around the new targets and the selection of drill targets to be tested by 1,500 meters of reverse circulation drilling. The regional stream gold anomaly will also be followed up with mapping and infill geochemical sampling. The 2007 exploration budget for the Aydogan Project is $0.32 million.

Catak Project

In 2006, we conducted project-wide stream sediment sampling, reconnaissance mapping and rock sampling. During this work, a number of low sulphidation, precious metal bearing vein systems were discovered (values up to 3 g/t gold and 35 g/t silver). These vein systems, Turnalik and Kabatuzla, are located within three kilometers of each other along the eastern edge of the project area. Both underlie significant multi-element soil and rock anomalies that may indicate the presence of shallow depth gold mineralization. Work here in 2007 will focus on detailed mapping nad sampling of these vein systems. We will also extend the soil grid and conduct follow-up investigation of the adjacent smaller vein systems and stockwork zones. The 2007 exploration program is designed to define drill targets for testing in 2008.  The 2007 exploration budget for the Catak Project is $0.1 million.

Mahmur Tepe

In 2006, the Mahmur Tepe deposit was confirmed to represent a Porgera-style, structurally controlled, mafic intrusive hosted gold deposit. We completed 2,174 meters of diamond drilling in six drill holes and reviewed this data along with existing geological and geochemical data. The drilling intersected numerous narrow gold-bearing zones with the best intercepts ranging from 0.7 meters to 2.7 meters wide at gold grades of 6.1 to 19.3 g/t. The reinterpretation of the soil geochemical data, together with the revised geology, defined a new target for the potential gold mineralization. The gold appears to be preferentially located around shallow, west-dipping intrusive contacts and localized along south dipping, sub-vertical east-west trending fractures or dikes. The intersection of these two features forms a south plunging, north-south striking zone of potential gold mineralization. This direction is oriented sub-parallel to the 2006 drilling, which targeted the sub-vertical structures only.

Work in 2007 is designed to confirm the new interpretation through detailed geology mapping and structural geology review. Other adjacent gold-in-soil anomalies will also receive follow-up work and new interpretative work, based on results over the main anomaly. Five hundred meters of shallow rotary drilling is planned to assist gathering data in poorly exposed portions of the project area. The 2007 work program is designed to define drill targets for 2008. The 2007 exploration budget for Mahmur Tepe is $0.18 million.

General Reconnaissance

In 2006, we also discovered additional targets that will receive follow-up work in 2007. Twenty kilometers southwest of Mahmur Tepe, a new structurally controlled, mafic intrusive hosted gold target was identified. Named Saltuk Tepe, this area will undergo follow-up mapping and sampling in 2007. In our eastern Pontide Gumushane licenses, gold-bearing silica zones were discovered at the Erikli prospect, and these will receive detailed mapping and sampling work in 2007. Various anomalous gold-in-stream sediment samples were obtained at the Koyulhisar and Akgun districts. Follow-up work for these targets is planned in 2007.  The 2007 exploration budget for general reconnaissance is $0.83 million.

Biga Peninsula

Bayramic Project

The Bayramic project, located in western Turkey, is a copper-gold porphyry to high sulphidation gold transition geological setting. Observed mineralization in surface exposures consists of quartz-pyrite stockworks in altered intermediate porphyry stocks. In 2006, we completed 774 meters of reverse circulation drilling in 14 holes. The drill targets focused on coincident gold or copper in soil and IP geophysical anomalies. The drilling intersected similar style mineralization at depth with only local intervals containing anomalous copper or gold values. No work is planned for 2007.

Dogancilar Project

This Dogancilary Project is another that contains historic Tüprag data based on work completed from 1992 to 1994. That work, consisting of 1,000 meters of diamond drilling in 15 holes and results from various mapping and geochemical sampling campaigns, identified numerous structurally controlled, high grade gold-bearing vein systems (Kucuk Bakirlik, Acikdamar and Kecikiran). Results were not fully followed-up during the early program from 1992-1994 (e.g. 3.4 meters grading 11.1 g/t gold in the Kucuk Bakirlik vein). In 2006, we conducted a limited exploration program that encompassed reviewing the existing vein systems and reconnaissance mapping in the Casirli-Magara Tepe area. The mapping revealed significant intermediate sulphidation veining in the Casirli-Magara Tepe area and observed that the Dogancilar project’s veining was more common and wider when hosted in volcanic fragmental and mixed volcaniclastic units. An example of the latter is the Kucuk Bakirlik vein, whose continuity and widths were observed to be greater than previously mapped.

Exploration plans in 2007 for the Dogancilar project include further data compilation and review, re-mapping the vein systems and detailed mapping in the Casirli-Magara Tepe vein system. A further 1,000 meters of diamond drilling will be undertaken. The 2007 exploration budget for the Dogancilary Project is $0.47 million.

Kirazli Project

The Kirazli project contains both a high sulphidation precious metal target and a gold porphyry target. These targets come as a result of work done in 2005 where detailed soil and rock chip sampling outlined two main anomalous areas. The western anomaly is over 600 meters on a north-south trend. This anomaly lies on strike with Teck-Cominco’s high sulphidation precious metal deposit immediately to the south of the Kirzali project. The second, more easterly anomaly, is more equant in shape and represents a potential porphyry target. In 2007, we will conduct detailed mapping and complete 1,000 meters of reverse circulation drilling.  The 2007 exploration budget for the Kirazli Project is $0.2 million.

To continue advancing our pipeline of projects in Turkey, we will have two crews conducting reconnaissance on our existing projects in western and eastern Turkey, examining new prospects and acquiring new licenses as appropriate to our expansion philosophy.

Environment

We have conducted extensive environmental testing and monitoring at our Turkish development projects to firmly establish baseline data and characteristics for air, water and soil.

The Environmental Impact Assessment report on the Kisladag project provided an in-depth analysis of the potential environmental and social impacts of the project and identified measures to mitigate these impacts. All aspects of the project design have considered international best practices used by the mining industry to protect the environment in the short and long term and to maintain the health and safety of workers and the community in which we operate.

In 2004, we dedicated a potable water system for nine local villages surrounding Kisladag. Also in 2004, we equipped a mobile community medical van with supplies and equipment. In 2005, we continued to work with the Canadian International Development Agency to implement one of the agriculture initiatives identified through the Sustainable Development Plan we helped to develop for the area. In addition, we have expanded our monitoring program of ground water wells and dust monitors, implemented our EIA monitoring program and placed the environmental monitoring team.

Acquisition and Dispositions

Kaymaz & Kuçükdere

In 2003, we wrote down our Kaymaz and Kuçükdere projects from $4.3 million to nil as the projects were no longer technically viable as an on-site mine and gold recovery operation. In 2005, Tüprag sold its Kaymaz and Küçükdere mine operation licenses and immovable property together with all rights and obligations to Koza Altın İşletmeleri A.Ş. The sale price of the licenses and property is $5.5 million; $3.0 million on signing the agreement and $2.5 million on the first anniversary of the transaction date.  The Company received its final payment of $2.5 million in November 2006.

China

The People’s Republic of China (“PRC” or “China”) is situated in Eastern Asia and has a long coast bordering the East China Sea, Korea Bay, Yellow Sea and South China Sea. To the north of China is Mongolia and to the south (heading east to west) are Vietnam, Laos, Myanmar (Burma), Bhutan, Nepal, India, Pakistan, Tajikistan, Kyrgyzstan and Kazakhstan. The total area of China is 9.6 million km2 with an estimated population of 1.4 billion people.

Qinghai Province is in northwestern China. The capital of the province is Xining and the provincial population is approximately 5.3 million in a total area of 720,000 km2.

General Background

China is a significant producer of commodities with its mining industry ranking third in the world. Much of the mineral production is consumed nationally. Recently, the government has moved to increase foreign investment in several sectors of the mining industry.

Since 1978, China has been moving from a planned economy to a more open, market-oriented system, with the result that the economic influence of privately owned enterprises and foreign investors has been steadily increasing. The result of this economic development is a substantial increase in the country’s gross domestic product since 1978. Many industries have posted major gains, especially those located in coastal areas near Hong Kong and opposite Taiwan, where foreign investment helped spur output of both domestic and export goods. Growth has not been without setbacks, as bureaucracy coupled with inflation and deterioration in the environment has periodically caused the State to backtrack and re-tighten central controls from time to time.

The PRC’s legal system is comprised of written statutes and the interpretation of these statutes by the People's Supreme Court. Continuing efforts are being made to improve the civil, administrative, criminal and commercial legal system. This includes developing a regime for Sino-foreign cooperative joint ventures and foreign participation in mineral resource exploration and mining.

Cooperative Joint Ventures

Sino-foreign cooperative joint ventures (“CJVs”) are governed by the Law of the PRC on Sino-foreign Cooperative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sino-foreign Cooperative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the “CJV Law”). The investor and its Chinese partner may choose to set up CJVs as the form of their investment vehicles in China. The CJV Law allows a CJV to choose to operate as a “legal person” by forming a limited liability company that owns all of the CJV's assets. The liabilities of the investors are limited to their subscribed capital contributions as provided in the cooperative joint venture contract (the “CJV Contract”). Once the investors and their Chinese partners have signed the CJV Contract and related documents, the documents are submitted to relevant competent authorities to obtain the approval of the CJV’s project proposal, the establishment of the CJV and the issuance of a business license.

CJV Law requires investors in a CJV to make an investment or other contribution, which can be cash, material, land use rights or other property rights. An investor must fulfill its contribution obligations within the time frame prescribed by the CJV Contract; otherwise, the relevant governmental authorities will notify the offending party that it has a limited time frame in which to make the contribution. If the failure to make the capital contribution continues, governmental authorities may revoke the approval for the CJV and its business licence.

CJV Law allows the investors to determine the equity percentage owned by each investor in the CJV. The percentage of the CJV’s equity owned by each investor need not be equivalent to the percentage of the capital contribution each investor contributed. The percentage of the CJV’s equity owned by each investor can be negotiated by the investors in the CJV.

The duration of a CJV is determined by mutual consent of the CJV investors in compliance with CJV Law and must be stated in the CJV Contract. The CJV Contract and the Articles of Association are the major corporate documents of a CJV, as they include all provisions related to the board of directors, management, accounting and various other matters.

Under CJV Law, the governing law is PRC law; however, CJV Law entitles the parties to choose either court or an arbitration tribunal of another country to deal with any dispute arising from the CJV Contract or the operation of the CJV. It is common for foreign investors to choose arbitration tribunals located in other countries, such as the Singapore International Arbitration Center, to conduct an arbitration in accordance with the rules of such arbitration tribunals.

Foreign Exchange Controls

Under PRC foreign exchange regulations, foreign exchange dealings are administered by the State Administration of Foreign Exchange and its local agencies (the “SAFE”) and transacted through designated financial institutions. CJVs are required to conduct their corporate activities in accordance with the relevant PRC foreign exchange rules and regulations.

A CJV is entitled to borrow funds from overseas within the difference between its total investment amount and registered capital. Once a loan agreement has been registered with the SAFE in accordance with the formal requirements, the principal and interest of the loan can be paid out of China.

A CJV is also entitled to remit the profit/dividends derived from the CJV out of China once the relevant taxes of the CJV have been paid in compliance with PRC Law, provided that its foreign investor has made its capital contribution in compliance with the contribution schedule set out in the CJV Contract.

Taxation and Fees

There are several taxes, charges and fees that apply to CJVs in China, including, but not limited to corporate income tax, business tax, value added tax, resources tax, mineral resources compensation (royalties), land use tax and other taxes or assessments.

Income Tax for CJVs

China has recently revamped its tax laws governing both domestic and foreign invested enterprises. The new Enterprise Income Tax Law of the People’s Republic of China (“New EIT Law”) was finally promulgated by the National People’s Congress (“NPC”) on March 16, 2007, and is scheduled to come into effect on January 1, 2008. The New EIT Law will replace the two separate, existing laws on enterprise income tax (“EIT”) that are applicable to domestically funded enterprises (“DEs”) and foreign invested enterprises (“FIEs”), respectively.

Until the New EIT Law takes effect, the existing income tax rates in the PRC for CJVs are governed currently by the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, the Implementation Rules of 1991, the State Council Regulations Concerning Encouragement of Foreign Investment (October 11, 1986), the Measures of the Ministry of Finance for the Implementation of the Preferential Tax Treatment Provisions of the State Council Regulations Concerning Encouragement of Foreign Investment (January 31, 1987) and the other relevant local regulations promulgated by local authorities (collectively the “Current Income Tax Law”). Under the Current Income Tax Law, the standard rate for CJVs is 33 percent, comprised of a national income tax of 30 percent and a local income tax of three percent.

CJVs engaged in productive activities, and which have a term of more than ten years, may be exempt from income tax for their first two profitable years and entitled to a 50 percent reduction of the otherwise applicable income tax rate during the subsequent three-year period. However, such preferential tax rates do not apply to foreign investment companies that undertake the development of rare metals and precious metals (including gold), unless the State Council provides otherwise.

The New EIT Law, however, has adopted a standard EIT rate of 25%, reduced from the 33% rate currently applicable to both FIEs and DEs.  Moreover, the New EIT Law abolishes certain generally available tax incentives for FIEs, for example, the typical 2+3 tax holiday for simply being a production-oriented FIE.  Also, the New EIT Law no longer provides for a tax refund to foreign investors for the purpose of reinvestment in China.

Nonetheless, the New EIT Law still provides for many tax incentives, as highlighted below:

i. A reduced 15% EIT rate applicable to high-tech enterprises wherever established. The specific qualifications for eligibility are to be clarified in the implementing regulations.

ii. A reduced 20% EIT rate applicable to small enterprises with negligible profits. The specific qualifications for eligibility are to be further clarified in the implementing regulations.

iii. An additional bonus deduction (of likely 50%) of the actual R&D expenses applicable to all enterprises.

iv. Accelerated depreciation of fixed assets affected by technological obsolescence.

v. A special reduction to the amount of taxable income for enterprises that utilize resources extensively in the manufacture of products in compliance with the national industrial policy.

vi. A tax reduction, or exemption, on income derived from engaging in agricultural, forestry, husbandry, or fishery projects, infrastructure projects, and environmental protection or energy or water conservation projects, or income derived from certain qualified technological transfers.

vii. A tax credit available to venture capital enterprises that invest in encouraged industries and to enterprises that purchase special equipment used for environmental protection, energy and water conservation, and safe production processes, etc.

The State Council is also authorized to grant special tax incentives to encourage development for the purpose of meeting certain economic and social needs or responding to unexpected public emergencies. To ensure that the tax burden of FIEs is not substantially increased due to the adoption of the New EIT Law, a system of grandfathering is available to qualified FIEs so that they can continue to enjoy existing tax incentives during a five-year transition period beginning on January 1, 2008.

In principle, under the New EIT Law, only FIEs established as of the date of the Law’s promulgation can be grandfathered, i.e., March 16, 2007 is the effective cutoff date to qualify for grandfathering.  If a qualified FIE under existing law enjoys an EIT rate that is less than 25%, such rate will be gradually increased to 25% over the five-year grandfathering period.  Additionally, a qualified FIE enjoying a tax holiday under existing law can continue to enjoy the benefit of such tax holiday until the date of expiration of the respective tax holiday.  However, if the tax holiday has not yet begun as of January 1, 2008 because the FIE has not yet had its first profit-making year (the triggering event for the commencement of the tax holiday under the existing rules), under the New EIT Law the tax holiday period will automatically begin on January 1, 2008.

We will commence discussions with the government to determine the inpact the re-vamped tax laws will have on QDML.

Mineral Resource Taxes and Compensation Fee

Resource tax is levied on natural resources exploitation, generally on a tonnage or volume basis, at amounts specified by the Ministry of Finance in consultation with relevant ministries of the State Council, the highest executive branch of the State. The resources taxed include crude oil, natural gas, coal, other raw non-metallic minerals, raw ferrous metals, non-ferrous metallic minerals and salt. The standard tax amount range for non-ferrous metal ores is RMB 0.4-30/tonne.

The resource compensation fee is a royalty collected by the State, and calculated at a rate prescribed by the State (the rate is four percent for gold) based on sales income and mining recovery rates. In some cases, CJVs may be exempted from resource compensation or benefit from reduced rates, such as CJVs that make use of tailings.

Additional Taxation

CJVs engaging in non-service/production activities are subject to value-added tax (“VAT”). CJVs pay VAT on inputs and collect VAT on outputs. The standard VAT rate is 17 percent. Exports are generally zero-rated. Exporters are eligible to apply for a refund for VAT paid, which may be significant, as VAT is not collected on exports.

Stamp tax (at a maximum rate of 0.1 percent) is levied on the execution or receipt in China of all taxable documents listed in the Stamp Tax Regulations, such as contracts for the sale of goods, the undertaking of processing work, leases, agency and other non-trade contracts. Stamp tax is also levied on certification in evidence of rights and licenses.

Other applicable taxes may include deed tax on the transfer of ownership of land use rights, vehicle and vessel taxes and customs duties.

Labour Management

The Labour Law of the PRC sets forth certain restrictions on labour management, including, but not limited to, restrictions on the hiring and discharge of employees, establishment of wages, maintenance of insurance and welfare and other benefits. In recent years, the PRC has enacted many labour-related laws and regulations in an effort to maintain and develop a stable social structure for its economic development. The labour authorities in most major cities have enhanced measures to implement the labour laws and regulations and improve the social welfare system. In the meantime, the labour authorities impose sanctions on those employers not complying with their obligations under the labour protection regulations.

Under relevant PRC labour laws and regulations, there are many compulsory rules governing various aspects of labour relationships, including rules regarding probation periods, minimum salary, causes for early termination, severance payment and maximum non-competition periods, most of which are designed to protect employees. A clause in an employment contract may be rendered void if it violates the compulsory regulations. The compulsory regulations automatically apply if an employment contract fails to address the relevant matters covered by those regulations.

China is currently in the process of drafting a new labor contract law.  The proposed new law provides additional protections for employees.

Gold Exploration and Mining in China

In additional to general PRC laws, rules and regulations that are applicable to foreign investment in all industries, foreign investors conducting exploration or mining activities in China are also subject to rules or regulations specific to the mining industry.

The Provisions in Foreign Investment Guidelines for Foreign Investment, which were amended on January 1, 2005 (the “Investment Guidelines”), categorize industries into four types: (i) encouraged; (ii) permissible; (iii) restricted; and (iv) prohibited. According to the Investment Guidelines, CJV projects involving the conduct of exploration or mining activities are listed in the following categories: (i) class A “encouraged” projects, including the exploration and mining of coal (and its derived resources), iron, manganese, copper and zinc minerals, mining and dressing of low grade and non-refractory gold ore projects, etc., (ii) class B “restricted” projects, including the exploration and mining of the minerals of gold and other precious metals, etc., (iii) class C “prohibited” minerals, including radioactive minerals, and rare earth, and (iv) class D, the exploration and mining of the minerals not included in classes A, B or C, in which projects foreign companies are allowed to invest and are subject to few restrictions.

Therefore, in China, CJVs that conduct gold exploration or mining are subject to two categories: (i) encouraged if it is low grade and non-refractory ore projects; and (ii) restricted. In practice, for the projects under “restricted” category, the various approving authorities will use their discretion when they review the application documents for establishment or operation of such CJVs. The foreign investor may therefore invest in projects under both the “encouraged” and “restricted” categories after such projects have obtained approvals from the relevant competent authorities.

Overview of Mining Industry Regulations

Exploration for and exploitation of mineral resources in the PRC is governed by the Mineral Resources Law of the PRC of 1986, amended and effective January 1, 1997, and the Implementation Rules for the Mineral Resources Law of the PRC, effective March 26, 1994. In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations: (i) Regulation for Registering to Explore Mineral Resources Using the Block System, (ii) Regulation for Registering to Mine Mineral Resources and (iii) Regulation for Transferring Exploration and Mining Rights (together with the mineral resources law and implementation rules being referred to herein as “Mineral Resources Law”).

The new Property Law of the People’s Republic of China (“Property Law”), which was enacted by the NPC on March 16, 2007 and will come into effect on October 1, 2007, also provides relevant provisions governing mineral rights.

Under Mineral Resources Law, the Ministry of Land and Resources and its local authorities (the “MLR”) is in charge of the supervision of mineral resource exploration and development. The mineral resources administration authorities of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are in charge of the supervision of mineral resource exploration and development in their respective administration areas. The people's governments of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are in charge of coordinating the supervision by the mineral resources administration authorities on the same level.

The Mineral Resources Law and the Property Law, together with the Constitution of the PRC, provides that mineral resources are owned by the State, and the State Council, the highest executive organization of the State, regulates mineral resources on behalf of the State. The ownership rights of the State include the rights to: (i) occupy, (ii) use, (iii) earn and (iv) dispose of mineral resources.  Notwithstanding the State’s ownership of mineral resources, the Property Law expressly provides that lawfully-acquired mineral rights are protected by law.

Mineral Resources Licenses

China has adopted, under the Mineral Resources Law, a licensing system for the exploration and exploitation of mineral resources. The MLR is responsible for approving applications for exploration licenses and mining licenses. The approval of the MLR is also required to transfer exploration licenses and mining licenses.

Applicants must meet certain conditions as required by related rules/regulations. Under the Regulations for Registering to Mine Mineral Resources, the applicant for mining rights must present the required documents, including a plan for the development and use of the mineral resources and an environmental impact evaluation report. The Mineral Resources Law allows individuals to excavate sporadic resources, sand, rocks and clay for use as construction materials and a small quantity of mineral resources for sustenance. However, individuals are prohibited from mining mineral resources that are more appropriately mined at a certain scale by a company, specified minerals that are subject to protective mining by the State and certain other designated mineral resources.

Once granted, all exploration and mining rights under the licenses are protected by the State from encroachment or disruption under the Mineral Resources Law and the Property Law. It is a criminal offence to steal, seize or damage exploration facilities, or disrupt the working order of exploration areas.

Exploration Rights

In order to conduct gold exploration, a CJV must apply to the MLR for an exploration license. Owners of exploration licenses are “licensees”. The period of validity of an exploration license can be no more than three years. An exploration license area is described by a “basic block”. An exploration license for metallic and non-metallic minerals has a maximum of 40 basic blocks. When mineral resources that are feasible for economic development have been discovered, a licensee may apply for the right to develop such mineral resources. The period of validity of the exploration license can be extended by application and each extension can be for no more than two years. The annual use fee for an exploration license is RMB 100 per km2 for the first three years and increases by RMB 100 per km2 for each subsequent year, subject to a maximum fee of RMB 500 per km2.

During the term of the exploration license, the licensee has the privileged priority to obtain mining rights to the mineral resources in the exploration area, provided that the licensee meets the qualifying conditions for mining rights owners. An exploration licensee has the rights, among others, to: (i) explore without interference within the area under license during the license term, (ii) construct exploration facilities and (iii) pass through other exploration areas and adjacent ground to access the licensed area.

After the licensee acquires the exploration license, the licensee is obliged to, among other things: (i) begin exploration within the prescribed term, (ii) explore according to a prescribed exploration work scheme, (iii) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (iv) make detailed reports to local and other licensing authorities, (v) close and occlude the wells arising from exploration work, (vi) take other measures to protect against safety concerns after the exploration work is completed and (vii) complete minimum exploration expenditures as required by the Regulations for Registering to Explore Resources Using the Block.

Mining Rights

In order to conduct mining activities, a CJV must also apply for a mining license from the MLR. Owners of mining rights, or “concessionaires”, are granted a mining license to mine for a term of no more than 10 to 30 years, depending on the magnitude or size of the mining project. A mining license owner may extend the term of a mining license with an application 30 days prior to expiration of the term. The annual use fee for a mining license is RMB 1,000 per km2 per year.

In addition to obtaining mining licenses, in order for a CJV to conduct any gold mining activities, it must obtain a Gold Mining Approval Certificate from the relevant competent authority in accordance with the Gold Mining Approval Certificate Administrative Regulation issued by the National Development and Reform Commission, which became effective as of January 1, 2004.

A mining license owner has the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units), (iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable laws.

A mining license owner is required to, among other things: (i) conduct mine construction or mining activities within a defined time period, (ii) conduct efficient production, rational mining and comprehensive use of the mineral resources, (iii) pay resources tax and mineral resources compensation (royalties) pursuant to applicable laws, (iv) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (v) be subject to the supervision and management by the departments in charge of geology and mineral resources, and (vi) complete and present mineral reserves forms and mineral resource development and use statistics reports, in accordance with applicable law.

Transfer of Exploration and Mining Rights

A mining company may transfer its exploration or mining licenses to others, subject to the approval of MLR.

An exploration license may only be transferred if the transferor has: (i) held the exploration license for two years as of the issue date, or discovered minerals in the exploration block that are able to be explored or mined further, (ii) a valid and subsisting exploration license, (iii) completed the stipulated minimum exploration expenditures, (iv) paid the user fees and the price for exploration rights pursuant to the relevant regulations and (v) obtained the necessary approval from the authorized department in charge of the minerals.

Mining rights may only be transferred if the transferor needs to change the ownership of such mining rights because it is: (i) engaging in a merger or split, (ii) entering into equity or cooperative joint ventures with others, (iii) selling its enterprise assets or (iv) engaging in a similar transaction that will result in an alteration of the property ownership of the enterprise.

Additionally, when state-owned assets or state funds are involved in a transfer of exploration licenses and mining licenses, the related state-owned assets rules and regulations apply and a proper evaluation report must be completed and filed with the MLR and state-owned assets authorities.

Speculation in exploration and mining rights is prohibited. The penalties for speculation are that the rights of the speculator may be revoked, illegal income from speculation confiscated and a fine levied.

Gold Sale Policy

Under the PRC Regulations on Administration of Gold and Silver and its implementing rules, the People’s Bank of China is the competent agent authorized to supervise and control the purchase and distribution of gold and silver in China. It is responsible for the State’s reserves of gold and silver and, jointly with other competent authorities, for regulating and supervising the gold and silver markets.

With the opening of Shanghai Gold Exchange in October 2002, the trading and exchange of gold in the domestic market may be conducted on the Exchange at market prices. The members of the Shanghai Gold Exchange can sell their gold products directly to gold refineries, smelters and banks through the Exchange. Those non-member gold producers who want to trade through the Shanghai Gold Exchange may authorize the members of the Exchange to trade on their behalf.

The PRC State Council announced in 2003 that wholesale, retailing, production and processing of gold in the domestic market would no longer require the approval of the People’s Bank of China. However, all gold, including that extracted from ore deposits and refined as a by-product, may not be sold outside China without the approval of the People’s Bank of China.

Environmental Laws

In the past ten years, PRC laws and policies regarding environmental protection have moved towards stricter compliance standards and stronger enforcement. In accordance with the Environmental Protection Law of the PRC adopted by the Standing Committee of the NPC on 26 December 1989, the State Environmental Protection Administration under the State Council sets national environmental protection standards. The various local environmental protection bureaus may set stricter local standards for environmental protection. CJVs are required to comply with the stricter of the two standards.

The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law and the Mineral Resources Law. Applicants for mining licenses must submit environmental impact assessments, and those projects that fail to meet environmental protection standards will not be granted licenses. In addition, after exploration, a licensee must take further actions for environmental protection, such as performing water and soil maintenance. After the mining licenses have expired or a licensee stops mining during the license period and the mineral resources have not been fully developed, the licensee shall perform other obligations such as water and soil maintenance, land recovery and environmental protection in compliance with the original development scheme, or must pay the costs of land recovery and environmental protection. After mine closure, the mining enterprise must perform water and soil maintenance, land recovery and environmental protection in compliance with mine closure approval reports, or must pay certain costs, including the costs of land recovery and environmental protection.

Acquisition of Afcan Mining Corporation

On September 13, 2005, we completed the court-approved compromise transaction with Afcan Mining Corporation (“Afcan”), whereby we acquired all of the issued and outstanding shares of Afcan. Afcan indirectly owned 85 percent of the Tanjianshan Project. Under the terms of the compromise agreement with Afcan, outstanding common shares of Afcan were exchanged for Eldorado Common Shares (“Common Shares”) on the basis of one Common Share for 6.5 Afcan common shares, resulting in the issuance of a total of 23,045,151 Common Shares (the “Transaction”).

In addition, outstanding warrants of Afcan (the “Afcan Warrants”) were exchanged for warrants of Eldorado (the “Replacement Warrants”) on the basis of one Replacement Warrant for each 6.5 Afcan Warrants. Each Replacement Warrant had an exercise price equal to six and one half (6.5) times the exercise price of the Afcan Warrants in respect of which such Replacement Warrant was issued. All other terms and conditions of the Replacement Warrants, including expiry terms, were identical to those of the Afcan Warrants. In total, Eldorado issued 4,595,952 Replacement Warrants of which 1,385,789

Replacement Warrants (exercise price Cdn$2.4375 per Common Share), had an expiry of September 30, 2005, and 3,210,163 Replacement Warrants (exercise price Cdn$2.4375 per Common Share), had an expiry of November 18, 2006.  Since the Afcan Acquisition all but 15,389 of the Replacement Warrants have been exercised.

The outstanding options to purchase common shares of Afcan (the “Afcan Options”) held by directors, officers, employees and service providers of Afcan who entered into employment or service agreements with the Company were exchanged for replacement options (the “Replacement Options”) to purchase Common Shares on the basis of one Replacement Option for every six-and-one-half (6.5) Afcan Options. Each such Replacement Option had an exercise price equal to six-and-one-half (6.5) times the exercise price of the Afcan Options in respect of which such Replacement Option were issued. The Company issued a total of 91,538 Replacement Options. All other Afcan Options immediately vested and were either exercised or cancelled, prior to closing the transaction.

Under the terms of the Transaction, Eldorado made a $15.0 million credit facility available to Afcan. Loans under the credit facility included interest at a rate equal to LIBOR plus 3 percent per annum. On completion of the Transaction, the credit facility was converted to an inter-company loan. Proceeds of the credit facility were used primarily to fund Tanjianshan obligations of the joint venture company (“Qinghai Dachaidan Mining Limited” or “QDML”).

The Business Acquisition Report regarding our acquisition of Afcan dated January 30, 2006 was filed on SEDAR.

During 2006 QDML, a 90% owned-subsidiary of the Company and the operator of the Tanjianshan Mine, secured working capital loans from the China Construction Bank. Interest on the loans is calculated monthly and payable quarterly.  The loans are collaterized by way of irrevocable letters of credit drawn on HSBC not to exceed $21.3 million in total. The letters of credit had an expiry date of February 17, 2007 that is deemed automatically extendable without amendment for a period of one year unless HSBC provides notice 45 days prior to the expiration date of its intent not to extend the term. The HSBC letters of credit are collaterized by the current portion of restricted cash, which is held by HSBC as restricted cash in a collateral account.

Tanjianshan

Tanjianshan, our 90 percent controlled project, is located in Qinghai Province.

Project Description

Tanjianshan is located in the Qinghai Province of northwest China. It is comprised of four large contiguous exploration licences that total 338 km2 in the area and that encompass two mining licences over two defined gold deposits, namely the Jinlonggou (“JLG”) and Qinlongtan (“QLT”) deposits, as well as numerous other prospects and anomalies.

Ownership Interest

As provided under the terms of the Transaction, during 2006 our ownership increased to a 90 percent interest in QDML and the Tanjianshan Mine when our capital investment reached $50.0 million. The remaining 10 percent interest is owned equally by the Qinghai Number One Geological Brigade (“Q1”) (5%) and the Dachaidan Gold Mine (5%). Afcan’s holding in QDML was previously owned by Sino Mining Limited, which divested Tanjianshan to Afcan in March 2003.

As noted above, Tanjianshan is comprised of the following two mining licences and four contiguous exploration licences:

Tenement	Type	Area (km2)	Date Granted	Date Expiry
Jinlonggou	Mining	1.03	02 Sep 2004	02 Jul 2007
Qinlongtan	Mining	2.88	24 Jan 2005	09 Dec 2007
Qinlongshan	Exploration	74.90	12 May 2006	12 Feb 2008
Qingshan	Exploration	72.07	03 Nov 2005	03 Nov 2007
Jinlonggou	Exploration	86.98	12 May 2006	12 Feb 2008
Xijingou	Exploration	100.86	03 Nov 2005	03 Nov 2007
Total		338.72

The grant dates of the exploration licences listed above are also the anniversary dates by which annual reports and expenditure commitments must be reported.

The exploration licenses are not surveyed tenements. Exploration licences are defined by latitude and longitude and marked on a plan, not on the ground. Definition of mining licenses may be based on either No. 3º or No. 6º Qinghai Provincial Grid and is again recorded on a plan. Sometimes the tenements are marked by pegs on site, but the co-ordinate definition takes precedence.

Owners of an exploration license have the right to explore for all minerals, save those preserved for the State, and to construct such facilities as are required by the owner to explore for such minerals. The owner also has a priority claim over applications for mining licences within the exploration licence area. Owners are obligated to begin and complete exploration within the time frame of the licence and to submit progress reports on a regular basis. Excavations and other surface disturbances are required to be rehabilitated on completion of the planned exploration. Annual maintenance costs are RMB 100 per km2 for years 1 to 3, thereafter increasing by RMB 100 per year to a maximum of RMB 500 per km2 per year.

Prescribed exploration expenditures per km2 are RMB 2,000 in year 1, RMB 5,000 in year 2 and RMB 10,000 in subsequent years. Currently, the exploration licenses expire in July 2007 and November 2007. These licenses are granted initially for three years, and may be extended for a further two years. There is no limit to the number of extensions that may be applied for. The mining license is granted for a maximum initial period of three years depending on the scale of the mine; thereafter, renewal is reviewed before expiration upon the mining license holder’s application. Renewal is guaranteed, provided there is compliance with mining regulations and all tax and royalty payments have been made. Owners of a mining licence have the right to construct, develop and mine the delineated mineral resource.

Currently, the JLG mining license is owned by QDML and extends from surface (3,556 mRL) to 3,378 mRL. An application has been approved to extend the license from surface down to 3,000 mRL.

The QLT mining license, previously held by Q1, has been transferred to QDML. This mining license extends vertically from surface (3,710 mRL) to 3,450 mRL.

Surface rights at Tanjianshan are currently sufficient for mining operations at the scale indicated by the Tanjianshan proven and probable reserves, as disclosed in the table titled “Proven and Probable Reserves” on page10. To the extent that such proven and probable reserves increase, Tanjianshan surface rights will not be sufficient, and it would be necessary to obtain additional surface rights.

There are three ways to obtain land use rights from the PRC government authorities: allocation, grant and lease. Different levels of government organizations have different authorities to approve the land use right application depending on the nature and areas of the land concerned. QDML may submit its application to the relevant government authorities to obtain the granted land or lease land if it deems necessary. QDML has obtained the lease right dated on July 11, 2005 under which QDML is entitled to use the leased land for the area of 445,100 m2.  On February 1, 2007 QDML obtained the Phase II lease right under which QDML is entitled to use additional leased land for the area of 221,083 m2.

For the allocated land use right, the government may approve the allocated land use right in accordance with the Catalogue for Allocated Land, which lists certain industries that may be able to use allocated land. Although the gold mining industry has not been listed in the Catalogue for Allocated Land, QDML obtained allocated land on July 11, 2005 for an area of 243,300 m2.  On February 1, 2007 QDML obtained the allocated land under which QDML is entitled to use additional allocated land for the area of 575,469 m2.

Royalty

The CJV provides that Q1 and Dachaidan Gold Mine obtain a total of 4.5 percent of the net sales revenue from the gold produced by QDML as their base income directly transferred once each sale is transacted. This revenue shall be directly transferred to the account designated by each of Q1 and Dachaidan Gold Mine each time QDML sells mineral products. The 4.5 percent royalty will be evenly split between the two groups (2.25 percent each). However, in order for Q1 and Dachaidan Gold Mine to obtain such 4.5 percent royalty, approval from related tax authorities must be obtained.  The royalty percentage is unaffected by the percentage ownership interests of the parties to the QDML joint venture.

Location, Climate and Access

Tanjianshan is located in the Dachaidan Region, Haixi Prefecture, Qinghai Province in the northwest of the PRC. Qinghai is a relatively large province covering 720,000 km2 and supporting a population of approximately 5.3 million. The capital of Qinghai is Xining, which is situated in the eastern part of the province. At a local scale, the project area is located 80 kilometers northwest of Dachaidan in the Haixi Prefecture.

The camp and the mill site at Tanjianshan are located at an elevation of 3,200 meters with the main resource at between 3,300 meters and 3,550 meters. Tanjianshan is located in the Saishiteng Mountains, and there is virtually no vegetation in the mountains. The landscape is composed of rugged mountains with slope angles of 45° to 50°. The Aolao River lies approximately two kilometers due east and is the only permanent river in the area.

The project area experiences a dry continental climate with low rainfall, high evaporation and generally clear skies. Winters are long and summers short, with a large diurnal temperature range. Meteorological data collected between 1971 and 1980 at Dachaidan (75 kilometers east southeast), and at a lower elevation than the site, record an average annual temperature of 1.6oC and annual rainfall of 200 mm. Maximum monthly temperatures are in July and August (21oC) and minimum monthly temperatures are in January (-15oC). Maximum monthly rainfall is in June and July (40 mm), whereas no precipitation is recorded in November, December and January. The highest temperature on record is 29.9oC on July 15, 1971 and the lowest is -32.3oC on January 18, 1973. Winds are frequent and strong from the west and northwest averaging 8.6 km/h and peaking at 70 km/h.

The nearest centres are Dunhuang (265 kilometers by road to the north) and Ge’ermu (260 kilometers by road to the south). There are frequent flights during the summer months (tourist season) between Beijing and Dunhuang. There are also regular flights from Xining to Ge’ermu throughout the year.

The site is easily accessed by road. There is a main highway between Dunhuang (Gansu Province) and Ge’ermu or Dachaidan in Qinghai Province that passes within 12 kilometers of the plant site. The road is sealed and in good condition, ensuring year-round access throughout the area.

Geology and Mineralization

The JLG gold deposit lies within a low, northwest trending, mountain range (Tanjianshan) composed of Wandonggou and Tanjianshan Group rocks, with Early Palaeozoic gabbro intruding the Proterozoic rocks and Late Paleozoic porphyritic plagiogranite intruding all older units. Northwest striking thrust faults dissect the units and commonly separate blocks. Dips to both the northeast and southwest are recorded. The range to the northwest has the same mix of rocks as Tanjianshan but also includes a large block of Late Paleozoic granite. This range is host to the QLT gold deposit.

The JLG gold mineralization lies in a host rock sequence dominated by carbonaceous phyllites. The rocks are dark grey to black and display a well-developed foliation. In the central and southern parts of JLG, a number of orange brown sandstone bands are also present and act as key marker horizons. Two intrusive rock types occur within the limits of the mineralization and are both of probable intermediate composition. Both intrusive unit types occur above and below the T2 thrust but in quite different styles. Above the T2 fault, the intrusives occur as steep (60°- 70°) southwest dipping, southeast trending thin bodies that clearly cut across the folded sedimentary units. Below the T2 and above the F30 faults, towards the M7 and Pubugou areas, diorites are volumetrically greater than above T2. They occur as multiple sheeted, near horizontal sills.

Throughout JLG, common tight and isoclinal folds plunge dominantly to the south at between 20º and 30º. The tight folding has only been recorded above T2. Most faults within the Jinlonggou are broadly contemporaneous. Fault patterns can be subdivided into two dominant families: northeast sinistral faults parallel to primary layering (average orientation: 87º southeast 019º) and northwest dextral faults (average orientation: 74º southwest 160º). The former occur on the northern and western parts of JLT whereas the latter are developed throughout the property. Fault T2, exposed throughout many of the drives and crosscuts of adit PD2, is oriented approximately 15º northwest 060º. This structure, together with at least two major flat dipping splays, is sub parallel and may be related to fault F30 (25º - 45º northwest 045º). Both thrust faults bound the upper and lower limits of the sub-horizontal package of diorites.

Two host environments exist for gold mineralization at Jinlonggou, relative to the T2 thrust fault: upper, moderately to steeply dipping, bedding plane parallel, phyllite hosted mineralization; and lower, gently dipping diorite and phyllite hosted mineralization. The 160º trending dextral faults are interpreted to represent feeder zones to the gold mineralization. The JLG gold mineralization defines a bowl shape volume having about a 500-meter diameter and extending up to 240 meters below surface.

QLT mineralization is confined to a 50-60º east-dipping zone comprising a calcareous sandstone interlayer between two marble units. The zone is typically 5 to 10 meters wide, to a maximum of 14 meters and is oriented approximately parallel to the close to north south oriented layering. QLT mineralization has been defined 600 meters along strike and up to 300 meters down dip.

Gold is hosted within the pyrite and arsenopyrite crystals. Minor amounts occur within quartz grains enclosed in pyrite. A strong relationship exists between gold and fine grained sulphide minerals.

Current Exploration

The main source of data from the programs is from diamond drilling. Drilling totals at JLG and QLT, from 2003 to 2005, consist of 33,136 meters in 242 holes. The drilling was carried out by a drill contractor.

Prior to 2005, field work and mining operations were restricted to the period from April to October. Mining and processing operations were on a care and maintenance basis from November to March inclusive. In 2005/2006, we continued our field work and mine construction activities throughout the winter months.

The exploration work we completed in 2005 was the culmination of a three-year exploration and delineation program (the “Program”) at Tanjianshan. In the first two years, those programs were undertaken by Afcan. The objective of the programs was to obtain sufficient data to establish measured and indicated mineral resources at JLG and QLT to support feasibility level mine planning. Those programs were successful and led to the completion of the feasibility study and the declaration of mineral reserves.

The final year of the program, 2005, was spent fulfilling three goals: to convert any inferred mineral resources that were contained within the feasibility open pit planned boundary to at least indicated mineral resource levels of confidence; to test for extensions of gold mineralization at JLG (to the northeast) and QLT (to the south); and to sterilize planned sites for major infrastructure and waste rock dumps.

The 2005 program goals were achieved with the exception of extending the gold mineralization at QLT.

At JLG, the majority of holes were sited at nominal spacings of 30 meters apart on 30 meter section lines normal to the bedding parallel zones above the T2 fault, and at similar spacings on the same grid oriented west, vertical and east to test the subhorizontal diorite/phyllite sequence below the T2 fault. In addition, a drilling program in early 2004 targeted the 160° trending fault corridors on an oblique grid. The severe topography also served to restrict access to preferred drilling sites exacerbating the problem of less than optimum intercept spacing and angle locally. Inevitably, given the multiplicity of mineralized zone orientations, the variety of hole orientations and the need to drill through one style to access deeper parts of another style, the number, spacing and penetration angle of intercepts varies greatly from zone to zone. Intercept attributes are taken into account on an individual basis in the assessment of resource classification. Data spacing (less than 30 meters) is sufficient on well-defined structures and close to the underground workings to support Measured and Indicated Resources on the bedding parallel faults above T2 and certain parts of the diorite/phyllite package. In general, intercepts within the fault corridors are greater than 30 meters and combined with the less confident geological interpretation, will support classifications no higher than Indicated.

At QLT, drill holes were sited on section lines 40 meters apart and drilled normal to the plane of the deposit. Intercept spacing averages 60 meters down dip and this, together with the 40 meter cross-sectional spacing, is enough to define a continuous zone. Data spacing and angle of intercept are both considered sufficient to support an estimation of indicated mineral resources at QLT.

Core recoveries in mineralized intervals at both deposits were excellent.

Data Quality and Verification

Quality control procedures were instigated at the outset of the field program, and routine monitoring remains an essential part of the program. Analysis for gold is done on sawn half core samples using fire assay (AA finish) on a 50 gram charge. Standard reference materials, blank and field duplicate samples are inserted prior to shipment from the site to monitor the quality control of the assay data. In addition, about 10 percent of the samples are re-submitted for duplicate analysis at a second laboratory. These measures provided controls and checks on both accuracy and precision of the analyses.

Aspects of the field work such as survey and bulk density determinations were also checked. These were conducted by repeat measurements using different operators or different methods.

Historic data (pre-2004 and comprising about 30 percent of all data) were validated for use in mineral resource estimation. These data were validated by re-sampling underground adits and crosscuts, re-assaying drill core sample pulp material, reviewing collar and down hole survey data, and comparing database entries to source material (where available).

In summary, the quality control programs and validation work demonstrated that the assay data are sufficiently accurate and precise, and that the database is sufficiently free of error to support mineral resource estimation of the JLG and QLT deposits.

Previous Exploration

Afcan drill core data currently supports around 60 percent of the Tanjianshan mineral resource. The remaining 40 percent relies on older data from campaigns conducted by Q1 and Sino. A comprehensive validation program, under the supervision of DevMin, was executed on those data from Q1 and Sino.

Devmin concluded that this data is of sufficient quality to be included for use to estimate mineral resources at Tanjianshan.

The earliest exploration work in the area was in the late 1950s when Qinghai No. 5 Exploration Brigade explored for petroleum. No work was recorded during the 1960s. Comprehensive reconnaissance, prospect investigation and regional surveys started in the early 1970s with work undertaken mainly by Qinghai No. 5 and No. 6 Exploration Brigades. During this period, a number of mineral prospects were discovered, including copper at Yixianshan, a pyrrhotite-pyrite prospect at Huanglushan, pyrite at QLT and limonite at Tanjianshan.

Lode gold in the area was discovered in the late 1970s by the Qinghai No. 5 Exploration Brigade Geology Team at Zhishigou, and this discovery intensified gold exploration work along the Chaidamu Northern Margin tectonic zone.

Gold was initially discovered at JLG during the course of uranium exploration in 1989 by Q1, following which limited mining of both that deposit and QLT was completed. At JLG, the Q1 team generated exploration data in 29 surface drilled core holes; completed underground development on three levels and accompanying rises and sub-levels; and conducted extensive surface sampling in trenches, shallow pits or shafts on section lines 30 meters apart.

From April to November 2003, Afcan conducted data review, data validation, geological mapping, underground and surface sampling and core drilling.

In 2004, Afcan undertook additional drilling programs at both JLG and QLT.

Previous Production

In 1992, a production team from Q1 (Jinlong Mining Company) began mining and processing the near surface oxide ore by heap leaching, and starting in 1995, primary material was mined from underground. This material was processed by roasting a float sulphide concentrate followed by a CIL circuit. Gold recovery by this method is estimated to have been around 82 percent. Heap leach recovery is estimated to have been 48 percent.

The mining at JLG was from underground workings that included development on three levels (adits PD1 and PD4 at 3,408 mRL; adit PD2 at 3,378 mRL; and adit PD3 at 3,442 mRL) and accompanying cross-cuts, rises, sub-levels and open stopes. These workings, which total more than four kilometers, lie within the currently defined limits of the gold mineralization.

The majority of the mined material was processed by heap leaching. The sites or pads (now inactive) are numerous but small, and are located in adjacent valleys north and east of the workings. Material on these pads is planned to be re-processed through our mill through planned open pit mining.

Waste rock generated by this past mining lies in small piles adjacent to each adit entrance. Some of it was used for construction purposes, and the remainder will either be used for ongoing construction or re-processed through our mill during mining.

The following table summarizes production at JLG since the start of operations in 1992. After signing the CJV in 2002, JLG ceased operations.

Jinlonggou Mine – Past Production

Year	Heap Leach Production		Primary Production		Total Production
	Tonnes	Grade (g/t Au)	Tonnes	Grade (g/t Au)	Tonnes	Grade (g/t/Au)	oz
1992	15,045	7.27			15,045	7.27	3,517
1993	23,920	8.60			23,920	8.60	6,614
1994	42,279	7.13			42,279	7.13	9,692
1995	52,724	6.05	3,027	8.01	55,751	6.16	11,035
1996	52,128	6.38	5,191	8.40	57,319	6.56	12,095
1997	34,800	6.41	4,593	7.99	39,393	6.59	8,352
1998	38,283	7.54	3,899	14.32	42,182	8.17	11,076
1999	38,028	5.62	16,856	8.15	54,884	6.40	11,288
2000	36,610	5.64	21,062	8.63	57,672	6.73	12,482
2001	33,245	7.19	23,133	7.25	56,378	7.21	13,077
2002	26,088	4.82	28,404	7.92	54,492	6.44	11,275
Total	393,154	6.52	106,166	8.22	499,321	6.88	110,503

At QLT, Q1’s exploration program included excavating 143 surface trenches and 14 core holes. Approximately 100,000 tonnes at 10 g/t gold of oxide ore was mined over a period of four years.

Development and Operations

Tanjianshan is expected to produce, on average, 86,000 ounces of gold per annum over an eleven-year mine life. The plant is expected to treat 800,000 tonnes per annum of ore. The 2006 reserve was recalculated based on a new mining plan derived from the results of the 2006 drilling program.

All ore and waste is mined via conventional, open pit mining methods and using a combination of owner operated and mining contractor. The operation uses selective mining techniques to separate ore and waste. A contract ore haulage operation will be required to transport the ore 19 km from QLT to the treatment plant at JLG. Waste dumps are located adjacent to the existing pits.

The treatment plant flowsheet is based on material being fed into a ROM bin and through a single stage crushing circuit to a mill feed stockpile. This stockpile is then fed through a single stage SAG mill and a classification circuit. QLT material is then fed through a conventional CIL circuit before the tailings are floated and the sulphide material removed for subsequent treatment.

JLG material is treated based on the sulphide content. If the sulphur level is low, then the material is also treated through a conventional CIL circuit. If the sulphur level is sufficiently high, the material is fed through a flotation circuit and then dewatered. The QLT and JLG flotation concentrate is then blended for an optimal sulphur equivalent amount before being fed to the two-stage roasting circuit.

The solid product from the roaster then passes through a mill to remove any roasting agglomerates and is then leached in a CIL circuit. The roaster off-gas passes through an electrostatic precipitator and a series of scrubbers to remove the arsenic and any remaining sulphur dioxide gas.

If the remaining grade is high enough, the JLG flotation tails can be placed through the CIL circuit.

The carbon is then removed from both adsorption circuits for gold removal by Zadra methods, and gold bullion is produced for sale.

Test work indicates that expected gold recoveries for Tanjianshan deposits, based on the selected treatment route, will range from 82 percent to 93 percent.

The Aolao River is the primary source of raw water, which is pumped to a tank located close to the plant and used to supply water to the plant and the process water tank. Potable water is supplied to the plant and camp sites from the raw water system.

Annual electrical power requirements for Tanjianshan are estimated to be approximately 8,000 kilowatts. The power line from Xitieshan will provide sufficient electrical power to meet these requirements and will also cover any increase in power demand in case of expansion.

A tailings management facility (“TMF”) can be described as a “hill side tailings impoundment.” The TMF has a maximum height of about 40 meters and uses the downstream construction method to minimize risks associated with the TMF. The TMF has been designed as a ‘nil discharge’ facility with all free water returned to the treatment plant during operation. The tailings impound is located approximately one kilometer downstream from the plant site.

Personnel

QDML is expected to employ approximately 466 people throughout the operating phase of the project. Initially, positions requiring specific skills or experience have been filled by expatriates, who are expected to both perform their job function and transfer their knowledge and expertise to develop the capabilities of the national staff. In the longer term, it is anticipated that PRC nationals will fill most operating and management positions within Tanjianshan. In addition, the mining contractor will employ approximately 489 people for a total of 955 people for Tanjianshan.

Construction

Construction began in April 2005 and was completed in December 2006. Capital costs were $48.2 million.

Operating costs are anticipated to be $31.40 per tonne milled as shown below.

Tanjianshan Gold Project Life of Mine Operating Costs

Item	Value(M$)	Unit Cost ($/t milled)
Mining Costs	81.3	13.55
Treatment Costs	82.4	13.75
On Site General and Administration Costs	24.6	4.10
Total	188.3	31.40

This equates to a direct operating cost of $224 per ounce of gold. The total cash costs, including the 4.5 percent royalty payable to the Chinese partners, are estimated at $248 per ounce of gold over the life of the mine.

Production

The first gold pour occurred on December 2, 2006. Commercial production began February 1, 2007.  Planned production in 2007 is forecast at 120,000 oz to 130,000 oz of gold at cash costs of US$235/oz to US$245/oz.  Gold Production in January 2007 totaled 12,518 oz.

The Tanjianshan Gold Mine received its Gold Mining Certificate from the National Development and Reform Commission (NDRC) in March 2007.  The Gold Mining Certificate certifies the Company as an official gold producer under the Laws of the PRC. The Certificate is the first one granted to a North American gold producer with operations in China.

A mine production rate of 0.8 million tonnes per year (“mtpa”) of ore was set per annum for the mine’s life. The daily production for ore rate is expected to be 2,300 tpd.  Total quantities of ore and waste are projected to be 8.598 million tonnes over the mine life.  A gold recovery of 90 percent is projected for the combined sulphide and oxide ore.

The ore will require a crush size of 80 percent passing 150 mm.  The crushed ore is then ground in a SAG mill to 80 percent passing 75 micron.  For oxide ore, the ground ore slurry is leached first with cyanide and then floated to recover the gold bearing sulfides.  For sulphide ore, the ground ore slurry is floated first, followed by cyanide leach of the flotation tail.  Flotation concentrates recovered from both ore types are roasted and then leached with cyanide.  The final mine product is gold doré bar.

Tanjianshan Reports

Tanjianshan is the subject of the following technical reports: “Tanjianshan Gold Project, China, Technical Report” (dated September 2005, revised January 30, 2006 and effective September 2005, prepared for Eldorado in part by RSG Global and in part by the Company); and “Tanjianshan Gold Project, Qinghai Province, China, Bankable Feasibility Study Report” (dated April 2004 and prepared for Afcan by RSG Global).

Exploration

In 2005, exploration at Tanjianshan consisted of 68 core holes for 9,378 meters. Exploration was successful and extended the JLG mineralization to the east into the M7 and Pubugou area. Outside of these deposits, we also drilled an additional 2,186 meters as part of a regional exploration program that included mapping and trenching.

The 2006 work plan completed 3,000 meters of core drilling, which targeted existing inferred resources and known areas of gold mineralization, and surface trenching to define further drill targets specifically

The 2006 program targeted:

1.

Inferred mineral resources currently within the JLG pit design;

2.

Extensions of the QLT high grade orebody; and

3.

A belt of known mineralization in intrusive rocks between JLG and QLT.

Our exploration in China focused on the Tanjianshan project in Qinghai Province. In 2006, we conducted infill drilling at both the QLT and JLG deposits, along with reconnaissance exploration of targets located between the two main deposits.

At JLG, 44 holes were drilled for 5,923 meters, designed to upgrade the inferred resource into measured and indicated. At QLT, 39 holes were drilled for 3085 meters, both to upgrade inferred resources and to sterilize an area to the west of the pit for waste rock disposal.

Regional exploration focused on two areas between JLG and QLT and one area north of QLT. This work consisted of geologic mapping, rock chip sampling, induced polarization geophysics and drilling six diamond drill holes.

In 2007, we will continue exploring the regional potential of the Tanjianshan claim block, as well as other prospective metallurgic belts in Qinghai Province.  We have budgeted $2.4 million for this work.

Associated Projects

On January 11, 2005, we signed a Memorandum of Understanding with Shandong Gold Corporation (“Shandong”) outlining possible joint ventures on one advanced exploration property and two development projects. The Memorandum of Understanding with Shandong terminated on September 11, 2005.

Brazil

Brazil

Operations

- Sao Bento Mine

Exploration

- Vila Nova, AP State
- Tartarugalzinho, AP State

Tartarugalzinho
Vila Nova
BRAZIL
Brasilia
Belo Horizonte
São Bento Mine
Rio de Janeiro

33

São Bento

The São Bento Mine ceased mining operations on January 20, 2007.

The final full year of production at São Bento was completed in 2006. During its 20-year life 1.8 million ounces of gold were produced at São Bento.

In 2006, 334,814 tonnes of ore (2005 - 310,703; 2004 - 366,729) were sent to the mill at an average grade of 6.71 grams per tonne (2005 - 7.67 g/pt; 2004 - 8.40 g/pt) with a recovery rate of 87.9% (2005 - 89.3%; 2004 - 89.1%). Production totalled 64,758 ounces of gold (2005- 64,298 ounces; 2004 - 82,024) at an average total cash cost of $464 per ounce (2005 - $416; 2004 - $302). During 2006, production yields declined as grade and recovery decreased, mining and processing costs increased as the ore body approached full depletion.

Following the January 20, 2007 São Bento shut down, reclamation work began. Reclamation costs are estimated at $10-million of which we expect to spend $8.3 million in 2007. The estimated salvage value of the equipment on site at shut down was $9.0 million.

Ownership Interest

We own 100 percent of São Bento through our various subsidiaries, including our wholly owned Brazilian subsidiary, São Bento Mineração SA. The mine site covers an area of 800 hectares and consists of one mining concession. A single contiguous mining concession of 1,221 hectares, also owned 100 percent by São Bento Mineração SA, adjoins the northeastern boundary of the mine site.

Location and Access

São Bento is located in the municipality of Santa Barbara in Minas Gerais State, Brazil, approximately 110 kilometers by road east of Belo Horizonte, the state capital, and 375 kilometers north of Rio de Janeiro. The mine site is accessed by good paved roads and a rail line serves the two cities.

Acquisition

São Bento was acquired from Gencor Limited on July 4, 1996, as part of a portfolio of assets.

History

The area around São Bento has been worked for gold intermittently since the 1860s. The mine was operated by various companies until 1947. Gencor acquired São Bento in the 1970s and, in July 1984, began developing the mine in two phases. The first phase, with a process capacity of 20,000 tonnes per month using an internal winze system to access the ore body, was completed in late 1986. This winze system was later replaced by inclines capable of handling 35,000 tonnes per month of ore and waste. Gencor’s second development phase began in 1988 and consisted of sinking a vertical shaft and doubling the capacity of the grinding and oxidation circuits in the processing plant. Gencor installed a one-tank BIOX® pilot plant in 1991 and a second BIOX® tank in February 1995. Eldorado acquired the São Bento Mine from Gencor in July 1996, and in 1998 completed an optimization and expansion program, converting the operations to trackless long-hole sub-level mining.

Geology and Mineralization

São Bento is situated in the “Quadrilatero Ferrifero” (“Iron Quadrangle”) of Minas Gerais State. The stratigraphy is made up of volcanic rocks, chemical sediments and pelitic sediments, all of which have been subjected to greenschist metamorphism. The lithologies are typical of greenstone belts in Africa, Australia and Canada and are dated as Archean in age.

The formations have been strongly folded along a northeast trending axis. Dips are steep, generally in the range of 45-50°. Mineralization at the São Bento Mine is restricted to a sequence of chemical and fine-grained sediments and tuffs of the Nova Lima Group. Four formations have been identified on the property: the Carrapato Formation, the Lower Iron Formation, the Basal Iron Formation and the São Bento Formation. Gold mineralization is localized in the Basal Iron Formation (“BIF”).

On the basis of lateral lithologic variations, the BIF is subdivided along strike into three portions: Orebody No. 1, Orebody No. 2 and the São Bento/Pinta Bem or Orebody No. 3. The BIF has its greatest thickness in the Orebody No. 1 area, where it is approximately 35 meters thick, and at least six periods of gold/sulphide mineralization are evident. The ore zone is distinctly banded and consists of alternating layers of sulphide and iron carbonates. Gold occurs in close association with sulphides and may be free, on crystal boundaries or enclosed in sulphide grains. Grain sizes of the host rock minerals and sulphides range from 0.5 to 5.0 millimeters and gold grains range from 1 to 250 microns, with an average of 70 microns. The ratio of sulphur to gold is consistent (in the range of 0.62 to 0.64) and ore zones exhibit very uniform average gold content. Below the mine’s 26th level horizon, a meta basaltic dike dipping at approximately 42° bisects the BIF from footwall to hanging wall. A zone of fragmentation is encountered local to the intrusive with localized flattening of the BIF dip angle. Drilling below this horizon has identified continuation of the BIF structure and mineralization subdivided into lower and upper ore zones, which have been traced down to the 30th level boundary pillar.

Mining

São Bento is an underground mine accessed by an adit on level 11 and a vertical shaft that services the surface, level 11 and levels 17 to 28. The vertical shaft is used to hoist ore and waste to the surface and to deliver workers and materials to level 17 and below. In its current configuration, the vertical shaft hoisting capacity is approximately 100,000 tonnes per month. A twin ramp system accesses the orebody between levels 21 and 25, reverting to a single ramp beyond level 25. The predominant mining method at São Bento is long hole open stoping.

The processing plant at São Bento is a conventional grinding and milling operation using an autogenous mill. Once the ore is milled, it goes to a flotation unit where the concentrate of sulphides containing gold is separated from the tailings. This concentrate is then forwarded to an oxidation process through three bioxidation reactors using the BIOX® process and/or through two autoclaves. Gold is recovered in a six-stage CIL circuit to produce doré. The processing plant has a current design capacity of 40,000 tonnes per month and gold recovery is approximately 92 percent. Tailings are classified to produce a sand product used for underground backfill and the final tailing is sent to the tailings impound area.

In 2005, São Bento produced 64,297 ounces of gold at a cash cost of $407 per ounce. Gold production was adversely affected during the year due to problems with ground stability and interruptions during the completion of the shaft deepening project. Cash costs were impacted by lower gold production, increased costs for ground support, and the appreciation of the Brazilian Real against the US dollar.

In 2006, we produced 64,758 ounces of gold at São Bento for a total cash cost of $464 per ounce. The São Bento Mine reached the end of its commercial mine life in 2006 and all mining activities ended on January 20, 2007. Final processing of ore is continuing in the first quarter of 2007 and reclamation work has begun. Reclamation work will continue over the next two to three years at an estimated net cost of $10.0 million.

The following table summarizes São Bento’s production and operating information from 1998 through 2006:

Year	Ore Tonnes	Grade (g/t) (1)	Recovery (%)	Production (oz.)	Operating Cash Costs (2)	Total Production Costs (2)
					$	$
2006	334,814	6.71	88	64,758	454	467
2005	310,703	7.67	89	64,298	407	564
2004	366,729	8.40	89	82,024	294	358
2003	374,130	9.13	92	95,049	234	364
2002 2001 2000 1999 1998	381,295 417,609 525,893 540,014 467,215	9.47 9.13 7.95 8.18 7.60	93 91 93 92 93	103,533 102,841 112,950 126,581 108,572	184 216 195 184 250	282 306 270 251 324

(1)

Grams of gold per metric tonne.

(2)

Calculated in accordance with the Gold Institute Production Cost Standard, under which total production costs are made up of total cash costs (operating cash costs plus royalties) plus depreciation, depletion and reclamation provisions.

Development Activities

From Jan 1, 2003 to February 28, 2006, Eldorado invested $20.02 million in capital expenditures at São Bento. We spent $9.0 million in capital expenditures on São Bento in 2003 and $5.7 million in 2004. Capital expenditures for 2005 were $7.36 million, excluding the shaft-deepening capital expenditures.

In the first quarter of 2003, we scheduled and completed an overhaul of the #1 Autoclave. In the second quarter of 2003, we received an unconditional renewal of the Operating Licence from the State Environmental Agency (FEAM).

On April 2, 2003, we announced our intent to deepen the shaft at São Bento (the “shaft-deepening project”) by approximately 370 meters, providing a bottom working elevation approximately 1,300 meters below surface. The shaft-deepening project was completed in October 2005 and commissioned in November 2005 at a total capital cost of $13.33 million, which was funded through internally generated cash flows from the São Bento Mine. São Bento employees completed the project with no lost-time accidents.

In 2004, lower production levels resulted in higher cash costs per ounce. Production was lower because of a high level of waste handling, poor ground conditions and the presence of a metabasite intrusive that intersects the orebody in the area scheduled for mining. The intrusive altered the local mineralogy of the ore, resulting in higher oxygen and cyanide consumption.

The 2004 exploration drilling program of 2,791 meters of infill drilling and 17,612 meters of exploration drilling did not establish the continuity of the mineralization below the intrusive at the mine’s 34th level. Infill drilling above the intrusive in an area previously defined as a probable reserve resulted in a reduced estimate of probable reserves in this area.

During 2005, 17 diamond drill holes were completed at São Bento for 6,600 meters. A study was undertaken by the Federal University in Belo Horizonte to examine all geological, structural and geochemical data and comment on the probability of down dip extensions of the ore zone. The conclusion was that there is a low probability of the ore zone continuing below the mafic dike on the 33rd level.

Safety

The Lost Time Accident Frequency Index was kept to zero during the year, the lowest of the mine’s life.  On December 31st 2006, the underground operation achieved 523 days and the plant achieved 3,028 days with no lost time accidents. Our last accident occurred in July 26, 2005. The incident rate of lost-time accidents to date compares favourably with the average for similar underground operations in Ontario, Canada.

Data Verification

The original data, including drill hole logs assay results, were reviewed by Norman Pitcher, P.Geo., a qualified person under NI 43-101 and our Chief Operating Officer. No irregularities were found.

São Bento Reports

São Bento is the subject of the following independent reports (the “Reports”): “Review of Ore Reserves and Metallurgical Operations at São Bento Mineraçao, Brazil” (prepared by Watts Griffis & McOuat Limited and dated February 5, 1996), “Review of Operations at São Bento Mineraçao, Brazil” (prepared by Watts, Griffis & McOuat Limited and dated May 13, 1996), “Addendum to Review of Operations at São Bento Mineraçao, Brazil” (prepared by Watts, Griffis & McOuat Limited and dated April 27, 2000 and revised May 10, 2000) and “Addendum to A Review of Operations at São Bento Mineraçao Brazil” (prepared by Eldorado and dated April 15, 2002 and revised April 30, 2002). Copies of the Reports are available at www.sedar.com under the Company’s name. The full Reports should be reviewed in order to put the preceding discussion in context.

Exploration

In 2007, exploration in Brazil will continue to focus on the Vila Nova projects and the grassroots Tartarugalzinho project. The total 2007 exploration and development budget for Brazil is $4.2 million.

Vila Nova Gold

Under a joint venture agreement dated April 7, 2005 with DSI Consult & Mineracao Amapa (“DSI”) in an option to acquire 84 percent of the Vila Nova gold project in Amapa State by making staged property payments totalling $5.2 million over three years (2005-2007). In 2005, we drilled nine diamond drill holes (764 meters) beneath garimpero workings, and we conducted detailed mapping and sampling of those workings. Field crews also completed a soil sampling survey on the extensions of the main trend of mineralization. An airborne geophysical survey was undertaken to provide regional drill targets identified through earlier mapping and surface channel sampling. Two target types emerged from this preliminary work: widespread, lower-grade gold envelopes (0.5 to 3.0 g/t) in silica and/or carbonate altered zones within and surrounding the iron formation units, and narrow high-grade intervals occurring in sulphide bearing, silica-rich iron formation layers where they intersect the hinge areas of the numerous tight folds in the project area. Results from the initial 2005 drill program indicated that gold mineralization occurs both in wider, lower grade zones and in narrow, high grade shoots. Both types of mineralization are hosted by BIF, similar to the host rock at São Bento.

In 2006, work consisted of diamond drilling, surface sampling, soil geochemical sampling and ground geophysical surveys. Drilling totalled 6,920 meters in 50 drill holes and tested ground below and between existing garimpero workings. In the rock-exposed southern region of the project, we conducted soil geochemical and IP geophysical surveys on 200 to 400 meter spaced lines. The results of these surveys guided our selection of drill targets in the area.

Two target types emerged from this work: widespread, lower grade gold mineralized zones (0.5 to 2.0 g/t gold) in altered zones associated with iron formation units; and narrow, structurally controlled and discontinuous higher grade gold-bearing intervals within the iron formation units. Structural evaluation of the project towards the end of 2006 found that although the Vila Nova gold mineralization occupies a north-south high strain corridor, there is an absence of higher grade zones normally expected in such geologic environments. This may indicate that the Vila Nova hydrothermal system explored thus far is either too weak or dispersed over a large volume of rock.

On January 30, 2007 we terminated the joint venture agreement.

Vila Nova Reconnaissance

We have 152,000 hectares of 100 percent owned exploration licenses surrounding the Vila Nova Gold project ground. This land is prospective resulting from the mineralized trends identified in the Vila Nova project extending onto them. A review of existing regional airborne geophysical data has defined numerous targets along regional structural lineaments. Grassroots evaluation of these targets will be the main exploration focus for us in Brazil. Work will largely consist of soil and stream silt geochemical sampling, with follow-up auger drilling. Planned 2007 budget will be just under $2.0 million.

Tartarugalzhino

We own a 100 percent interest in the Tartarugalzhino project in Amapa State covering an area of 80,000 hectares. In 2005, work crews continued with geologic mapping and sampling, and we completed an airborne geophysical survey. In 2006, we started systematically evaluating the numerous geophysical anomalies in the license area. Work over each target entailed soil geochemical sampling and follow-up auger drilling. By year-end, 30 percent of the targets received work.

Work plans for 2007 are to complete the first pass coverage over the remaining target areas and select possible sites for diamond drill testing either late in 2007 or early 2008. Results to date have identified a geochemically anomalous zone that will receive further follow-up work in 2007. The planned 2007 budget for Tartarugalzinho is $0.3 million.

Vila Nova Iron Ore Project

We have an option to acquire 50 percent of the Vila Nova Iron Ore Project in Amapa State from DSI by spending $0.2 million on exploration expenditures and $0.2 million in option payments over two years (2005-2006). Once exercised we would be committed to fully fund the first $8.0 million of project capital, and then 50 percent of the capital requirements beyond this $8.0 million. We exercised our option at the end of 2006.

The Vila Nova iron ore deposit is a 10 to 40 meter thick, steeply dipping outcropping hematite body that trends approximately north-south with a narrower fold limb extending to the northwest. The resource contains massive and laminated hematite with minor intercalations of schist in the central and southern part of the ore body and softer more granular hematite in the north, particularly north of the Vila Nova River where it becomes interspersed with iron rich schist (itabirite).

An inferred mineral resource of 8.7 million tonnes was estimated with an iron content of 61.5 percent at the project. The inferred mineral resource was based on 19 diamond drill holes located on section lines 100 meters to 200 meters apart over a strike length of 1,400 meters.

In 2006, we completed a Prefeasibility Study (the “Study”) and prepared permit and license applications to support construction and mining. The Study was managed and prepared by Roberta Costa Engenharia Ltda. of Belo Horizonte, Brazil. It was based on an expanded mineral resource for the project. This new mineral resource included the results of an additional nine drill holes and extensive metallurgical testwork. The new data allowed most of the project’s mineral resources to be classified as measured and indicated mineral resources.

The Study used a conservative case for iron ore prices. An average of $40/tonne of product was used to generate the economic pit shell. The economic analysis in the Study used $55/tonne of product, approximately equal to 2006 prices. Eighty-seven percent of run-of-mine ore will be recovered and sold as lump ore and sinter fines following crushing, screening and concentration at the minesite. Total capital for the project is estimated at $16.3 million. Operating cash flow is estimated at $109.1 million yielding a pre-tax NPV (0 percent discount) estimate of $91.7 million. The mine life will be five years. Sufficient mine engineering and metallurgical test work has been completed to allow declaration of Proven and Probable mineral reserves. Eldorado continues to receive expressions of interest from third parties to purchase future production and is in negotiation to access the local railroad and port facilities. The project also received all necessary permits required for construction, and it is anticipated that the deforestation and mining licenses will be granted during the first half of 2007. The expected construction period will be approximately one year. The decision on whether to proceed with this project will be made during the first half of 2007.

2006 Vila Nova Iron Ore Resources

Vila Nova	Tonnes (x1000)	Fe%
Measured & Indicated Resource	10,418	61.6
Inferred Resource	2,532	61.3
Proven & Probable Reserve ROM	5,253	62.3

Environment

São Bento continues to operate within all Brazilian federal, state and local laws and regulations and maintains a process of providing information to FEAM, the state agency in charge of environmental protection and regulation. In those instances where environmental laws have not evolved to cover certain aspects of the operation, we adopt accepted world standards. We place considerable emphasis on improving safeguards to the environment; for example, we modified the plant drainage to capture all runoff in the tailings impoundment. The mine maintains a greenhouse to cultivate native species for reclamation and is currently revegetating an abandoned open pit.

In 2006, 2005 and 2004, there were no incidents adversely affecting the environment. The mine participates in a multi-stakeholder group studying background values of arsenic in the area and communities surrounding the mine. In 2003, the São Bento Mine opened the Centre of Environmental Education and established environmental education programs for employees and the public. In 2004, São Bento won an Environmental Preservation Award for its environmental management program, which includes the creation of a 180-hectare park area on the mine site.

Associated Projects

On October 30, 2002, Eldorado completed an agreement with AngloGold under the basic terms of a letter of intent signed in August 2000, including the following:

1)

Eldorado, through its wholly owned subsidiary, São Bento Mineraçao SA, was granted a mining lease under which it will have the right to explore, develop and mine any reserves it discovers down dip beyond the 30th level, its existing property boundary with Anglogold. In exchange, a net smelter royalty on the production of gold recovered from Anglogold properties will be paid to Anglogold according to a graduated scale ranging from 0.5 percent at a gold price less than $275 per ounce to a maximum of 4.0 percent at a gold price of $399 per ounce or greater.

2)

Anglogold was granted an option valid for a period of three years, providing Anglogold with the rights, in the event that a mining operation is developed on its adjacent properties, to access any surplus capacity at the São Bento plant and to expand the plant at Anglogold's sole cost and without disruption to Eldorado’s operations. Operating costs for the plant would be borne by both companies pro rata according to their proportionate planned and actual use of the facility. In addition to sharing in any unit cost savings from utilizing an expanded plant, Eldorado will receive a net smelter royalty based on the same graduated scale as Anglogold's royalty and payable on all gold produced from the Anglogold property that is processed through the Eldorado facility.

On November 21, 2005, Eldorado gave notice to AngloGold that there would be no surplus capacity.

On October 10, 2006 Eldorado and Anglogold terminated the agreement.

Piaba Project, Maranhão State

Effective January 31, 2007, we sold our  50 percent share ownership of Aurizona Goldfields Limited, which holds the Piaba Project, together with all rights and obligations, to Luna Gold Corp. (“Luna"). On closing, Eldorado received US$0.5 million and 3 million shares of Luna. Under the agreement, Luna will make additional payments of US$1.0 million on the first anniversary of the closing, US$1.5 million on the second anniversary of the closing and US$1.0 million on the first, second and third anniversary of the commencement of commercial production.

Luziânia Project, Goias State

We have transferred our interest in the Luziânia project to our joint venture partner. We retain a 5 percent royalty interest.

FINANCE

The following provides an overview of our financing activities over the three completed financial years.

On November 12, 2004, we completed a financing of 20,700,000 shares at a price of Cdn$3.75 per share with a syndicate of underwriters for gross proceeds of Cdn$77,625,000 ($65,083,000). Net proceeds after paying all expenses relating to the offering were Cdn$74,103,000 ($62,140,000).

In April 2005, HSBC Bank USA, National Association (“HSBC”) authorized advances of up to $65 million to Tuprag under the terms of a term revolving credit facility due February 28, 2010 (the “Credit Facility”). As at December 31, 2006, HSBC had advanced $50 million. The Credit Facility can be drawn down in minimum tranches of $1 million plus multiples of $0.25 million. Each drawdown bears interest fixed at the prevailing LIBOR plus 1.25% on the date each tranche is drawn down. To date, the Credit Facility has been drawn in four tranches bearing a weighted average interest rate of 6.00%. The Credit Facility is renewable at the Company’s option for the term of the loan.

Under the terms of the Credit Facility, Eldorado is required to fully collateralize any HSBC advances to Tuprag with funds of an equal amount deposited on account with HSBC.

On August 25, 2005, Eldorado made a credit facility available to Afcan in the amount of $15.0 million. Loans under the facility had interest at a rate equal to LIBOR plus 3 percent per annum. Upon the completion of the Transaction, the loan was converted to an inter-company loan. Proceeds of the credit facility were used primarily to fund Tanjianshan obligations of QDML.

On September 13, 2005, as part of the Afcan Acquisition, we secured 2 loans totaling $2.13 million payable to Sino Gold Limited.  The balance of the first loan of $0.7 million was repaid during the fourth quarter of 2005.  The second loan consisted of a $1.75 million interest free loan repayable in equal annual installments of $0.4 million on December 31 of each year until December 2008, with a final installment of $0.15 million due December 31, 2009.

On February 7, 2006, we completed our financing of 30,000,000 Common Shares with a syndicate of underwriters and the underwriters over-allotment of 4,500,000 Common Shares for a total of 34,500,000 Common Shares at CDN$5.40 per common share for gross proceeds of US$186,300,000. The net proceeds to us were CDN$178,848,000 and the underwriters received a cash commission of CDN$7,452,000.

During 2006 QDML, a 90% owned-subsidiary of the Company and the operator of the Tanjianshan Mine, secured working capital loans from the China Construction Bank. Interest on the loans is calculated monthly and payable quarterly.  The loans are collaterized by way of irrevocable letters of credit drawn on HSBC not to exceed $21,250 in total. The letters of credit had an expiry date of February 17, 2007 that is deemed automatically extendable without amendment for a period of one year unless HSBC provides notice 45 days prior to the expiration date of its intent not to extend the term. The HSBC letters of credit are collaterized by the current portion of restricted cash, which is held by HSBC as restricted cash in a collateral account.

GOLD MARKET AND PRICE

Gold is used primarily for product fabrication and investment. Gold is traded on international markets and individual buyers and sellers generally are unable to influence its price. The London price fixing for gold on December 29, 2006 was $636 per ounce.

FOREIGN CURRENCY EXPOSURE

All of Eldorado’s revenues from gold sales are denominated in US dollars, while the majority of its operating costs are denominated in the local currencies of the countries in which it operates. We monitor the economic environment, including foreign exchange rates, in these countries on an ongoing basis.

The foreign exchange gains/(losses) realized in the last four financial years are:

December 2006	$2,050,000
December 2005	($547,000)
December 2004	$196,000
December 2003	$6,494,000

GOLD REFINING, SALES AND HEDGING ACTIVITIES

Degussa Brasil Ltda. in Brazil refines the São Bento Mine’s gold doré to market delivery standards. Valcambi SA in Switzerland and the Istanbul Gold Refinery refines the gold doré production from our Kisladag Mine, Turkey to market delivery standards. In 2007, Metalor, China began refining Tanjianshan’s gold doré to market delivery standards.

We monitor and consider the use of a variety of hedging techniques to mitigate the impact of downturns in the gold market and provide adequate cash flow for operations. In 2006, we sold our gold production to bullion dealers on a spot market basis. As of the date of this report, we do not have any gold or currency hedges in place.

Our future hedging activities will depend on an ongoing assessment of the gold market, our hedging strategy, financing restrictions and other factors.

CURRENCY AND EXCHANGE RATES

Our revenue is derived primarily from the sale of gold, denominated in US dollars. Our costs are incurred in a variety of currencies, including the Canadian dollar, the Brazilian Real (“Real”), the Turkish Lira (“Lira”) and the Chinese Renminbi (“RMB”). Our accounts are maintained in US dollars.

The noon rate of exchange on December 29, 2006, as reported by the Bank of Canada, for converting Canadian dollars into US dollars was Cdn$0.8581 per US$1.00 (Cdn$1.00 equals US$1.1653).

The following table sets forth: (i) the rate of exchange for the Canadian dollar, expressed in US dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for converting Canadian dollars into US dollars.

	Year Ended December 31,
	2006	2005	2004	2003
Rate at end of period	0.8581	0.8577	0.8305	0.7730
Average rate for period	0.8817	0.8254	0.7684	0.7135
High for period	0.9099	0.8691	0.8494	0.7738
Low for period	0.8528	0.7872	0.7160	0.6350

EMPLOYEE RELATIONS AND PERSONNEL

As at December 31, 2006, Eldorado and its subsidiaries had 2,086, hourly workers, contractors and permanent employees worldwide (Brazil: 481, Canada: 20, Turkey: 630, China: 955). We also engage a number of contractors to work on specific projects. None of our employees belong to a union, except for the hourly workers at the São Bento Mine. Labour agreements in Brazil are mandated to one-year contracts. A labour agreement with the Santa Barbara Gold and Precious Metals Extraction Industry Workers Union was signed in the third quarter of 2006 without disruption.  We consider our employee relations to be good.

COMPETITION

We compete with other mining companies for acquiring mineral claims, permits, concessions and other mineral interests as well as for recruiting and retaining qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, we may be unable to acquire attractive gold mining properties on terms we consider acceptable.

Risk Factors

The following risks and uncertainties may have a material adverse effect on our operations and the market price or value of our securities.

Risks Related to Financial Matters

Gold price volatility may affect our profitability.

The profitability of our operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the US dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price.

Between 2001 and 2006, the price of gold as quoted on the London Bullion Market ranged between a low of $255.95 and a high of $725.00 per ounce, based on the P.M. fixing price for gold. The gold price used in the 2006 reserves and resources calculations for the Kisladag mine and Tanjianshan mine was $450 per ounce. Efemçukuru reserves calculation uses a gold price of $325.  Reserve calculations and life-of-mine plans using significantly lower gold prices could result in reduced estimates of reserves and resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

If gold prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under our agreements with our partners or under our permits and licenses. As a result, we might lose our interest in, or be forced to sell, some of our properties.

If we engage in gold hedging activities it may minimize the effect of a decline in the gold price on the results of our operations but it may also limit the price that can be realized on our gold.

As of the date of this report, we have no gold hedges in place, but we may engage in hedging activities in the future. H edging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract.

Mineral reserve and resource estimates are only estimates and there is no certainty that the indicated levels of gold production will be realized by us.

The proven and probable reserve figures set forth in this report are estimates, and there is no certainty that the indicated levels of gold production will be realized. Reserve estimates may require revision based on various factors such as actual production experience, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. For example, cut-off grades for our deposit estimates are based on certain assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures. Estimated reserves and resources may have to be recalculated based on actual production or exploration results. Market price fluctuation of gold, as well as increased production costs or alteration in recovery rate, may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of our reserves or our ability to extract these reserves could have a material adverse effect on our future cash flow, results of operations and financial condition.

There are numerous uncertainties inherent in estimating proven and probable reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The estimation of reserves and resources is a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate, that reserves and resource figures will be accurate, or that reserves or resources can be mined or processed profitably.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The reserve estimate for Efemçukuru included in this report were made before NI 43-101 came into force and may vary from estimates made in accordance with NI 43-101.

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards used in this document.

The disclosure in this report uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian NI 43-101. For example, we use the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the SEC) does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of prefeasibility or feasibility studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources or inferred mineral resources herein is economically or legally mineable.

In addition, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Accordingly, information in this report containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Our failure to achieve our production estimates could have a material adverse effect on our future cash flows, results of operations and financial condition.

Estimates of future production for our mining operations as a whole are derived from our five-year mining plans. These estimates are subject to change. Future production is calculated as per the five-year plan.

We cannot give any assurance that we will achieve our production estimates. Our failure to achieve our production estimates could have a material and adverse effect on any or all of our future cash flows, results of operation and financial condition. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

•

actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;

•

mining dilution;

•

pit wall failures or cave-ins;

•

ventilation and adverse temperature levels underground;

•

industrial accidents;

•

equipment failures;

•

natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;

•

encountering unusual or unexpected geological conditions;

•

changes in power costs and potential power shortages;

•

shortages of principal supplies needed for operation, including explosives fuels, chemical reagents, water, equipment parts and lubricants;

•

strikes and other actions by labour at unionized locations; and

•

restrictions imposed by government agencies.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by our personnel and/or outside consultants), but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

We may need to raise additional financing in the future to fund our exploration and development program.

We estimate that our current financial resources will be sufficient to undertake our presently planned exploration and development program. Further exploration on, and development and construction of mineral resource projects in Brazil, Turkey and China may require additional capital. In addition, a positive production decision on our current  development project would require significant capital for project engineering and construction. Accordingly, the continuing development of our properties will depend upon our ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing on terms acceptable to us, if at all.

We may incur losses associated with foreign currency fluctuations.

We operate in a number of jurisdictions outside of North America, namely Brazil, Turkey and China, and incur certain expenses in foreign currencies. Currently, revenue from operations is received in US dollars while a significant portion of our operating expenses are incurred in Real, Lira and RMB. We incurred certain production costs at São Bento in Real in 2006 and at Kisladag in Lira in 2006. We also incurred exploration and development costs at Tanjianshan in RMB, the value of which fluctuates and is subject to changes in the PRC’s political and economic conditions. A significant portion of our construction costs and operating expenses in 2006 were in Lira and have been subject to currency exposure.

We are subject to fluctuations in the rates of currency exchange between US dollars and these currencies, and such fluctuations may materially affect our future cash flow, results of operations and financial condition. Consequently, construction, development and other costs may be higher than we anticipate. We currently do not hedge against currency exchange risks, although we may do so from time to time in the future.

Risks related to our business and operations

Regulatory requirements significantly affect our mining operations and may have a material adverse impact on our future cash flow, results of operations and financial condition.

We conduct operations in a number of jurisdictions outside of North America, namely Brazil, Turkey and China. The laws in each of these countries differ significantly and may change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing our mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations may result in enforcement actions and include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our future cash flow, results of operations and financial conditions.

There are numerous additional risks related to our foreign investments and operations that may limit or disrupt a project.

The majority of our activities and investments are located in foreign countries. Our material foreign investments include operations and /or exploration and development projects in Brazil, Turkey and China.These investments are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries that are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks that may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations. In addition, we may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and US laws, including the Foreign Corrupt Practices Act, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although we are not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

In the countries where we have operations or conduct exploration activities, the mineral rights or certain portions of such rights are owned by the relevant governments. Such governments have entered into contracts with us and our subsidiaries, or granted permits or concessions that enable us to conduct operations or development and exploration activities on such lands. Notwithstanding such arrangements, our ability to conduct our operations or development and exploration activities on such lands is subject to changes in government policy over which we have no control. If such a change were to occur that affected our right or the rights of any of our subsidiaries to conduct operations or development and exploration activities, it could have a material adverse effect on the results of our operations.

We cannot provide any assurances that we will be issued the necessary exploration and mining permits and licences, or if issued that they will be renewed or that we can comply with the conditions imposed.

All mineral resources in the countries where we operate are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.

We cannot provide any assurances that our joint venture partners will not veto our plans for the business and prevent us from achieving our objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents, and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could lead to a deadlock.

As gold exploration is highly speculative and involves many risks, we cannot provide any assurance that our gold exploration efforts will be successful.

Gold exploration is highly speculative in nature, involves many risks and frequently is not productive. There can be no assurance that our gold exploration efforts will be successful. Success in increasing reserves is a result of a number of factors, including the quality of our management and its level of geological and technical expertise, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of current reserves with new reserves.

Development projects are uncertain and consequently it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Mine development projects, including our development at Efem ç ukuru or the Vila Nova Iron Ore Project typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•

estimation of reserves;

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anticipated metallurgical recoveries;

•

environmental considerations and permitting;

•

future gold prices; and

•

anticipated capital and operating costs of such projects.

Our development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•

unanticipated changes in grade and tonnage of ore to be mined and processed;

•

unanticipated adverse geotechnical conditions;

•

incorrect data on which engineering assumptions are made;

•

costs of constructing and operating a mine in a specific environment;

•

availability and costs of processing and refining facilities;

•

availability of economic sources of power;

•

adequacy of water supply;

•

adequate access to the site, including competing land uses (such as agriculture and illegal mining);

•

unanticipated transportation costs;

•

government regulations (including regulations to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•

fluctuations in gold prices; and

•

accidents, labour actions and force majeure events.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. In the past, we have adjusted our estimates based on changes to our assumptions and actual results.

We need to continually obtain additional reserves for gold production.

Because mines have limited lives based on proven and probable reserves, we must continually replace and expand our reserves as our mines produce gold. 2006 was the final full year of production at our São Bento Mine. Our ability to maintain or increase our annual production of gold will depend in significant part on our new mining operations at Kisladag and Tanjianshan and our ability to expand existing operations through successful minesite exploration, enabling us to expand both reserves and production.

We are subject to a number of risks and hazards that may result in damage to our property, delays in our business and possible legal liability.

Our operations are subject to a number of risks and hazards including:

•

environmental hazards;

•

discharge of pollutants or hazardous chemicals;

•

industrial accidents;

•

failure of processing and mining equipment;

•

labour disputes;

•

supply problems and delays;

•

changes in the regulatory environment;

•

encountering unusual or unexpected geologic formations or other geological or grade problems;

•

unanticipated changes in metallurgical characteristics and gold recovery;

•

encountering unanticipated ground or water conditions;

•

cave-ins, pit wall failures, flooding, rock bursts and fire;

•

periodic interruptions due to inclement or hazardous weather conditions; and

•

other acts of God or unfavourable operating conditions and bullion losses.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition.

We cannot provide assurance that we have been or will be at all time in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition.

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits. We are currently working on the implementation of a detailed reclamation and closure plan for Sao Bento. Detailed costs are calculated as part of our reclamation plan. Current expected reclamation costs are $9.82 million

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental, health and safety laws, including anticipated reclamation and closure expenses in respect of São Bento, any future changes to these laws could adversely affect our financial condition, liquidity or results of operations.

Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all times in complete compliance with such laws or permits or that the costs of complying with current and future environmental, health and safety laws and permits will not materially or adversely affect our future cash flow, results of operations and financial condition.

Our properties in China are subject to a variety of additional risks.

Risks Related to Joint Venture

Our interest in the Tanjianshan mine is through a joint venture company established under and governed by the laws of China.

China’s economy has been undergoing a transition from a planned economy to a more market-oriented economy. Although the Chinese government has recently implemented economic reforms, reduced state ownership and established corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. Our joint venture partners in China are state-sector entities and, like other state-sector entities, actions and priorities may be dictated by government policies, instead of purely commercial considerations.

Policy Risks

The Chinese government plays a significant role in regulating the mining industry by implementing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, control of foreign currency-denominated obligations and provisions in its Foreign Investment Guidelines for Foreign Investment.

The Chinese economy has experienced significant growth in the past 20 years. Such growth has been uneven both geographically and among various sectors of the economy. The Chinese government has implemented various measures from time to time to control the rate of economic growth.

Companies with a foreign ownership component operating in China may be required to work within a framework that is different to that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.

Regulation of Gold Market

In the PRC, the exporting of gold requires certain approvals. There is no assurance that such approvals can be obtained. Hence, most gold producers in the PRC sell their gold through the Shanghai Gold Exchange. Currently the Shanghai Gold Exchange serves as a spot market of gold for its members and gold is traded through it at market price.

Foreign Exchange Control

Foreign exchange transactions in China (including the repatriation of investment returns and capital) continue to be subject to foreign exchange controls. Currently we may repatriate our profits and dividends in foreign currency but may not repatriate our capital except with the approval of the Chinese State Administration of Foreign Exchange.

We may not be able to maintain adequate insurance against the risks of our business.

Where considered practical to do so, we maintain insurance against risks in the operation of our business in amounts that we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. We cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or is considered too expensive relative to the perceived risk.

We compete with other companies with greater financial resources.

We operate in a competitive industry and compete with other more well-established companies that have greater financial resources than we do. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations.

We depend on a number of key personnel, including Paul N. Wright, our President and Chief Executive Officer; Norman S. Pitcher, our Chief Operating Officer; and Earl W. Price, our Chief Financial Officer. The loss of any one of these personnel could have an adverse effect on our operations. We have employment contracts with each of these key personnel. We do not have key man life insurance.

Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. Although we have done so in the past and expect to do so in the future, we cannot assure that we will be successful in attracting and retraining skilled and experienced personnel.

We cannot give any assurance that title to our mineral properties will not be challenged.

While we have investigated title to all of our mineral claims and, to the best of our knowledge, title to all of our properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of our properties, which, if successful, could impair development and/or operations. We cannot give any assurance that title to our properties will not be challenged.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey as described under the heading “Recent Developments – Turkey” above and under the heading “Development Projects – Turkey Projects” in this Annual Information Form, we are also involved in various routine legal proceedings. We believe it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on our financial position or results of operation. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

Risks related to acquisitions

Risks inherent in acquisitions that we may undertake could adversely affect our growth and financial condition.

We are actively pursuing the acquisition of advanced exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which we may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

•

accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•

ability to achieve identified and anticipated operating and financial synergies;

•

unanticipated costs;

•

diversion of management attention from existing business;

•

potential loss of our key employees or the key employees of any business we acquire;

•

unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•

decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause us not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on our ability to grow and on our financial condition.

We cannot give any assurance that we will successfully identify and complete an acquisition transaction and, if completed, that the business acquired will be successfully integrated into our operations.

While we continue to seek acquisition opportunities consistent with our acquisition and growth strategy, we cannot be certain that we will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition or to integrate any acquired business into our operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on our business, results of operations and financial condition. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on our results of operations and financial condition. In addition, to acquire properties and companies, we would use available cash, incur debt, issue our common shares or other securities, or a combination of any one or more of these. This could limit our flexibility to raise capital, to operate, explore and develop our properties and to make additional acquisitions, and could further dilute and decrease the trading price of our common shares. When evaluating an acquisition opportunity, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in the business that we are acquiring.

From time to time, we engage in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. While at the present time we have no binding agreement or commitment to enter into any such transaction, we are actively pursuing potential acquisitions. We can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into our operations. If we fail to manage our acquisition and growth strategy successfully, it could have a material adverse effect on our business, results of operations and financial condition.

There may be no right for shareholders to evaluate the merits or risks of any future acquisition undertaken by us.

There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us except as required by applicable laws and regulations.

Risks Related to Our Common Shares

We do not expect to pay dividends on our Common Shares in the foreseeable future.

We have never paid cash dividends on our Common Shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in our Common Shares in the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

A number of existing agreements provide for additional issuances of shares that would result in dilution to shareholders.

We may issue additional Common Shares in the future pursuant to a number of existing agreements.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We follow corporate governance requirements of Canadian corporate and securities laws.

Non-Canadian residents holding our Common Shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws, which may differ from corporate governance requirements under laws applicable in their place of residence. In addition, although we substantially comply with the corporate governance guidelines of the American Stock Exchange (“AMEX”), we have obtained exemptions from AMEX permitting us to follow the shareholder meeting quorum requirements of our bylaws, which provide that a quorum is met by two persons holding or representing not less than 5 percent of the outstanding voting shares (as compared to 33 1/3 percent under AMEX requirements).

In addition, we may from time to time seek other relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.eldoradogold.com. Information contained on our website is not part of this annual information form.

If any of the foregoing events, or other risk factor events as described herein occur, our business, financial condition or results of operations could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

CAPITAL STRUCTURE

Share Capital

Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of convertible non-voting shares (“Non-Voting Shares”), of which, as of December 31, 2006, 341,148,231 (December 31, 2005, 302,577,378 ) Common Shares were issued and outstanding, and no Non-Voting Shares were issued and outstanding.

All of the Common Shares rank equally as to voting rights; participation in a distribution of our assets on a liquidation, dissolution or winding-up, or other distribution of our assets for the purpose of winding up our affairs; and the entitlement to dividends. Distributions in the form of dividends, if any, will be set by the Board of Directors. For more information, see “Dividend Policy”. Holders of Common Shares are entitled to receive notice of all shareholder meetings and to attend and vote their shares at the meetings. Each Common Share carries with it the right to one vote.

If Non-Voting Shares were outstanding, the holders of these shares would be entitled to participate equally with the holders of the Common Shares with respect to dividend payment; asset distribution resulting from a liquidation, dissolution or winding-up; or the distribution of our assets for the purpose of winding up our affairs. Holders of Non-Voting Shares are entitled to receive notice of and to attend all meetings of the shareholders, but (except as required by law) they are not entitled to vote at any such meeting. Our articles state that holders of Non-Voting Shares may not vote separately as a class but will have one vote for each share on a proposal to amend the articles to increase or decrease any maximum number of authorized Non-Voting Shares or increase any maximum number of authorized shares having rights or privileges equal or superior to the Non-Voting Shares, effect an exchange, reclassification or cancellation of all or part of Non-Voting Shares, or create a new class of shares equal or superior to the Non-Voting Shares. Each issued Non-Voting Share may at any time be converted at the option of the holder into one Common Share, provided that no such conversion may occur, if on the date of the conversion and after giving effect to the conversion, the holder and its affiliates would beneficially own 40 percent or more of the issued and outstanding Common Shares.

If Non-Voting Shares were outstanding, neither the Common Shares nor the Non-Voting Shares may be subdivided, consolidated, reclassified or otherwise changed unless at the same time the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. No stock dividend may be declared or paid in respect of either the Common Shares or the Non-Voting Shares unless the stock dividend is declared equally on both classes of shares. No rights offering may be made to holders of Common Shares or Non-Voting Shares unless the rights offering is made equally to all holders of both classes of shares.

Provisions as to the modifications, amendment or variation of the rights attached to our shares are contained in our articles and the Canada Business Corporations Act. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).

The following details the share capital structure as at February 28, 2007.

Common shares	341,148,231
Share purchase options	7,276,463

Voting common shares issued in 2006:

Number of shares

Balance, December 31, 2005	302,577,378
Shares Issued upon completion of Equity Financing, February 2006	34,500,000
Shares issued upon exercise of share options	1,476,075
Shares issued upon exercise of warrants	2,594,778

Balance, December 31, 2006	341,148,231

At December 31, 2006, there were no non-voting common shares outstanding.

Share option plans

The Company has three share option plans (“Plans”) approved by the shareholders under which share purchase options (“Options) can be granted to directors, officers, employees, and consultants.

The Company’s Employee Plan, as amended from time to time, was established in 1994. Subject to a 10 year maximum, Employee Plan Options generally have a five year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2006, a total of 1,873,380 (December 31, 2005 - 2,574,046) Options were available to grant to employees, consultants or advisors under the Employee Plan.

The Company’s Directors and Officers Plan (“D&O Plan”) was established in 2003 and amended in 2005. Subject to a 10 year maximum, D&O Plan Options generally have a five year term. D&O Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2006, a total of 3,783,350 (December 31, 2005 - 4,658,350) Options were available to grant to directors and officers under the D&O Plan.

On acquisition, Afcan had an incentive stock option plan (the “Afcan Plan”) under which three Afcan employees who continued to be employed by Eldorado had been granted options (“Old Afcan Options”) that were fully vested. Under the terms of the Afcan Transaction, the Old Afcan Options were converted into New Afcan Options on the basis of one New Afcan Option for every 6.5 Old Afcan Options. Under this arrangement, the Toronto Stock Exchange approved 91,538 New Afcan Options to continue to be held under the Afcan Plan until exercised or expired. No further New Afcan Options are permitted to be granted under the Afcan Plan. As at December 31, 2006, 68,462 (December 31, 2005 - 91,538) New Afcan Options remain unexercised.

The share purchase options granted, exercised and cancelled from January 1, 2006 to December 31, 2006 is as follows:

Number of options

Balance, December 31, 2005	7,176,872
Granted	1,589,000
Exercised	(1,476,075)
Cancelled	(13,334)

Balance, December 31, 2006	7,276,463

At December 31, 2006, 5,327,129 share purchase options had vested and were exercisable.

MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and on the AMEX under the symbol “EGO”. Our common shares were listed on the TSX on October 23, 1993 and on the AMEX on January 23, 2003. The following sets out the price range and volumes traded or quoted on the TSX on a monthly basis for each month of the most recently completed financial year:

Trading Price and Volume

Month	High Cdn$	Low Cdn$	Close Cdn$	Volume
January/06	6.60	5.16	5.75	110,701,700
February/06	5.96	4.63	4.87	69,431,800
March/06	5.68	4.55	5.64	87,299,100
April/06	6.03	5.43	5.84	76,432,100
May/06	6.37	4.80	5.58	74,504,200
June/06	5.63	4.48	5.42	47,789,700
July/06	5.61	4.75	5.34	33,993,800
August/06	5.75	4.83	5.47	42,086,300
September/06	5.62	4.40	4.85	45,315,200
October/06	5.02	4.32	4.77	45,713,100
November/06	6.50	4.86	6.50	69,424,700
December/06	7.02	5.82	6.31	64,399,100

DIVIDEND POLICY

We have not paid dividends on common shares since incorporation, nor do we currently intend to pay dividends. We anticipate using our cash resources to undertake exploration, development and expansion programs on our mineral properties and to acquire additional mineral resource properties.

DIRECTORS AND OFFICERS

The Company’s Articles and bylaws state that the Board is to consist of a minimum of three (3) and a maximum of twenty (20) directors. The number of directors has been fixed at eight (8).

At each annual meeting of the Company’s shareholders, the entire Board of Directors retires and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the CBCA. To meet CBCA requirements, at least 25 percent of the members of our Board of Directors must be resident Canadians.

The names and provinces of residence, offices held within the Company and principal occupations of the directors and executive officers of the Company are listed below:

Name and Province/State of Residence	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the Date Hereof(2)	Principal Occupation
John S. Auston (2) (3) British Columbia Canada Independent Director	8,000	Director of the Company since April 30, 2003. President & CEO of Ashton Mining of Canada (1996 – 2000); currently a director of Cameco Corporation and Centerra Gold Inc.
K. Ross Cory (1) (3) British Columbia Canada Independent Director	10,000

Director of the Company since April 30, 2003. Various senior executive & director capacities with Raymond James Ltd. (formerly Goepel McDermid) since 1989 (currently on long term leave); currently a director of Northern Peru Copper Corp.

Robert R. Gilmore(1) (2) Colorado United States Independent Director Chairman, Audit Committee	500

Director of the Company since April 30, 2003. Independent Financial Consultant; formerly Chief Financial Officer of Teamshare Inc. (2000-2002); Chief Financial Officer US Gold; Independent Financial Consultant (1997-2000); currently a director of Global Med Technologies, Frontera Copper Corporation and Pixxures, Inc.

Geoffrey A. Handley (2) (3) New South Wales Australia Independent Director	5,000

Director of the Company since August 2006.  Formerly Executive Vice President, Strategic Development with Placer Dome (2002-2006); currently a director of Endeavour Silver Corp., Pan Australian and Boart Longyear.

N. Berne Jansson British Columbia Canada Vice President, Operations	Nil	Vice President, Operations since March 2005. General Manager, Kisladag from 2003-2005.

Name and Province/State of Residence	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the Date Hereof(2)	Principal Occupation
Wayne D. Lenton (2) Arizona United States Independent Director	65,700	Director of the Company since June 1995. Independent Mining Consultant since March 1995; currently a director of Energold Drilling Ltd. and North American Tungsten Corporation Ltd.
Hugh C. Morris (1) (3) British Columbia Canada Independent Director Non-Executive Chairman	210,000

Chairman of the Board of the Company since January 1995. Acting President from November 24, 1998 to March 24, 1999 and Acting Chief Executive Officer of the Company from November 24, 1998 to October 1, 1999; Independent Mining Consultant since April, 1993; currently a director of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Pacific Northern Gas and Triex Minerals Corporation.

Dawn L. Moss British Columbia Canada Corporate Secretary	11,000

Corporate Secretary since October 27, 2000. Corporate Administrator of the Company from November 1998 to October 2000; Corporate Development Officer of Diagem International Inc. from February 1998 to November 1998.

Norman S. Pitcher British Columbia Canada Chief Operating Officer	Nil

Chief Operating Officer since July 2005.

Vice President, Exploration & Development from May 2004-July 2005; Manager, Evaluations of the Company from November 2003 to May 2004; Chief Geologist for Pan American Silver from 1997 to November 2003.

Earl W. Price British Columbia Canada Chief Financial Officer	2,000	Chief Financial Officer since Jan 1, 2003. Vice President, Finance of the Company from October 2001 to December 31, 2002; Senior Operations Controller of the Company since March 1997.

Name and Province/State of Residence	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the Date Hereof(2)	Principal Occupation
Donald M. Shumka (1) British Columbia Canada Independent Director	5,000

Director of the Company since May 3, 2005. President and Managing Director of Walden Management Ltd.; Managing Director of Raymond James (1993-2004); Managing Director of CIBC World Markets (1989-2003); Vice President Finance and Chief Financial Officer of West Fraser Timber Co. Ltd. (1979-1989); currently a director of Northern Peru Copper Corp.

Paul N. Wright British Columbia Canada President, Chief Executive Officer and Director	100,000

Director of the Company since March 1999. President and Chief Executive Officer since October 1, 1999; President and Chief Operating Officer from March 1999 to October 1999; Senior Vice President, Operations from October 1997 to March 1999; Vice President, Mining from July 1996 to October 1997.

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee

(3)

Member of the Corporate Governance & Nominating Committee

Seven of Eldorado’s directors have been directors since the last annual shareholders’ meeting of the Company. Each of the Director’s terms will expire at the next annual shareholders meeting of the Company. None of the directors or officers of the Company have been or are subject to a cease trade order, insolvency proceedings or securities penalties or was with an issuer subject to a cease trade order, insolvency proceedings or securities penalties.

CORPORATE GOVERNANCE AND BOARD COMMITTEES

Our Board has adopted a written mandate in which it has explicitly assumed responsibility for the stewardship and overseeing the management of our business. Our Board carries out its mandate directly or through its committees described below. For further information on our corporate governance practices, see our website www.eldoradogold.com.

The Board has established three Committees of directors: the Compensation Committee, the Audit Committee and the Corporate Governance and Nominating Committee.

Compensation Committee

The Compensation Committee is composed of four independent directors. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Committee is responsible for annually reviewing the compensation of directors and officers, and making its recommendations to the Board. Terms of Reference for the Compensation Committee describe the Committee’s responsibilities, powers and operations. These Terms of Reference, incorporated by reference in this AIF, were approved by the Board of Directors on March 22, 2007 and are available in the 2007 Management Information Circular and on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Compensation Committee is composed of the following directors:

Wayne D. Lenton, Chairman

Robert R. Gilmore

John S. Auston

Geoffrey A. Handley

Audit Committee

The Audit Committee is currently composed of four independent directors. The Audit Committee is responsible for overseeing financial reporting, internal controls and public disclosure documents, as well as recommending the appointment of our external auditors, reviewing the annual audit plan and auditor compensation, approving non-audit services provided by the external auditor, reviewing hiring policies regarding former staff and auditors and evaluating our risk management procedures/systems.

The Audit Committee has adopted a Terms of Reference that reflects these and other responsibilities. The Audit Committee has adopted, as part of its Terms of Reference, policies that requires its pre-approval of audit, audit-related, tax and non-audit services to be provided by Eldorado’s auditors. The Terms of Reference for the Audit Committee, attached as Schedule A to this AIF, were approved by the Board of Directors on March 22, 2007 and are available in the 2007 Management Information Circular or on our website www.eldoradogold.com or by contacting our Corporate Secretary.

Composition of and Education and Experience of Members of the Audit Committee

The Audit Committee is composed of the following directors:

Robert R. Gilmore, Chairman

Hugh C. Morris

K. Ross Cory

Donald M. Shumka

Each member of the Audit Committee is independent and financially literate. For particulars on the experience and education of the members of our Audit Committee that is relevant to the performance of his responsibilities as an audit committee member, please refer to the “Directors and Officers” section within this AIF, the 2007 Management Information Circular and our website www.eldoradogold.com.

The aggregate fees billed for professional services rendered by our auditors, PricewaterhouseCoopers LLP, to us for the years ended December 31, 2006 and 2005 are as follows:

	Years ended December 31
	2005 Cdn$	2006 Cdn$
Audit:	345,086	738,304
Audit Related:	133,192	537,433
Tax:	172,822	18,489
All Other Fees:	--	--
Total	651,100	1,294,226

In 2005, our Audit Committee determined that non-audit services would no longer be performed by the Company’s external auditors and management has established agreements with other service providers for such non-audit services.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently composed of four independent directors. The Terms of Reference for the Corporate Governance and Nominating Committee were approved by the Board of Directors on March 22, 2007 and are available in the 2007 Management Information Circular and on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Corporate Governance and Nominating Committee is composed of the following directors:

K. Ross Cory, Chairman

Hugh C. Morris

John S. Auston

Geoffrey A. Handley

LEGAL PROCEEDINGS

Other than has been disclosed in this AIF concerning the Turkish projects, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated.  During the last financial year we have not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements.  We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

We are not aware of any material interest, either direct or indirect, of (i) any shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of the voting rights attached to the Common Shares, (ii) any of our or our subsidiaries’ directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction that has been entered into within our three most recent completed financial years or during the current financial year that has materially affected or will materially affect us.

TRANSFER AGENTS & REGISTRARS

The registrar and transfer agent for our Common Shares is Computershare Trust Company of Canada and its principal offices are located at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) other than described in this document.

INTEREST OF EXPERTS

Our auditors, PricewaterhouseCoopers LLP, report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia. The following is a list of persons or companies whose profession or business gives authority to a statement made by the person or company named as having prepared or certified a part of that document or a report or valuation described in this AIF or in a filing made by us under National Instrument 51-102:

(1) Gary Giroux, Micon International Limited;

(2) Watts Griffis McOuat; and

(3) John Edward Hearne of RSG Global Pty Ltd.

To the knowledge of the Company, none of the persons referred to above and none of the corporations by which they are employed have received or will receive any direct or indirect interests in the property of the Company or of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of securities of the Company or of an associated party or an affiliate of the Company. Please refer to the information under the headings “Kisladag Reports”, “Tanjianshan Reports” and “São Bento Reports” for detailed lists of technical reports regarding these projects and the related qualified persons who prepared them.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and a statement of interests of insiders in material transactions, is contained in our Management Information Circular for our most recent annual meeting that involves the election of directors and in respect of the year ended December 31, 2006. As well, additional financial information is provided in our comparative Financial Statements and MD&A. This additional information is available on SEDAR at www.sedar.com under the Company name. We will also provide this information upon request to our Corporate Secretary.

GLOSSARY AND METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To convert from metric	To imperial	Multiply by
Hectares	Acres	2.47110
Meters	Feet	3.28080
Kilometers	Miles	0.62140
Tonnes	Tonnes	1.023
Grams/Tonne	Ounces (Troy)/Ton	0.03215

The following is a glossary of technical terms that may be found in this document and in the documents incorporated by reference:

adit

A passage driven horizontally into a mountainside to provide access to a mineral deposit from the surface of the working of a mine.

adsorption

The attachment of one substance to the surface of another.

andesitic

A rock condition where andesite, an igneous rock that has a silica content of approximately 60 percent, is present.

argillic

An alteration characterized by quartz clay mix chloride.

arsenopyrite

A whitish to steel gray coloured arsenian mineral (FeAsS).

Au

Gold.

Australasian Code

The Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

autoclave

The equipment used in an oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

autogenous grinding

Grinding ore without the use of media such as steel balls or rods.

back fill

Waste material used to fill and support the void created by mining an ore body.

banded iron

formation

A rock formation that shows pronounced banding of iron-rich minerals and fine-grained quartz. Where mineralized, the formation contains sulfide and carbonate mineral.

calcareous

A substance that contains calcium carbonate.

CIL

Carbon in leach. CIL is a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold, which is then adsorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold removed from the carbon.

classified tailings

Tailings material (sub-economic ground residue from mineral processing operations) that has been processed to remove fine-grained solids to promote free drainage of water. Commonly used as underground fill material.

continued

A corporation formed under laws other than the federal laws of Canada may apply to be “continued” under the federal Canada Business Corporations Act (the “CBCA”) by applying for a certificate of continuance from the Corporations Directorate. Once the certificate is issued, the CBCA applies to the corporation as if the corporation was incorporated under the CBCA.

crushing plant

A plant in which run-of-mine ore is reduced in size by mechanical crushing to improve the liberation of gold particles for downstream recovery.

crosscuts

An underground working or tunnel that is perpendicular to the trend of the rock layering.

Cu

Copper.

cut and fill

A method of stoping in which ore is removed in slices (or lifts) and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.

cyanidation

The process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.

decline

An underground passageway connecting one or more levels in a mine and providing adequate traction for heavy, self-propelled equipment. These underground openings are often driven in a downward spiral, much the same as a spiral staircase.

dextral faults

Faults whose apparent direction of relative movement to each side is towards the right.

diamond drill
("DDH")

A type of rotary drill in which the cutting is done by abrasion rather than  percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is recovered in long cylindrical sections, an inch or more in diameter.

diorites

A light to dark coloured, crystalline intrusive igneous rock, composed of calcium, sodium and iron-bearing alumino-silicate minerals.

dilution

Waste material not separated from mined ore that was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.

dip

The angle that a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.

doré

Unrefined gold and silver in bullion form.

electrostatic

A device or technology that recovers airborne particular matter.

precipitator

fault

A surface or zone of rock fracture along which there has been displacement, from a few centimeters to a few kilometers in scale.

feeder zones

A channelway in a rock through which mineral-bearing and/or metal-bearing solutions or gases likely moved.

fire assay

A type of analytical procedure that involves the heat of a furnace and a fluxing agent to fuse a sample to collect any precious metals (such as gold) in the sample. The collected material is then analyzed for gold or other precious metals by weight or spectroscopic methods.

float sulphide

A byproduct of the flotation process containing primary metals.

concentrate

flotation

A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.

foliation

A parallel orientation of platy minerals or mineral banding in rocks. Most common in metamorphic rocks.

gabbro

A dark coloured, crystalline intrusive igneous rock, composed principally of the calcium, iron and magnesium bearing alumino-silicate minerals.

gangue

Minerals that are sub-economic to recover as ore.

grade

The weight of precious metals in each tonne of ore.

g/t

Grams of gold per metric tonne.

ha

Hectare.

heap leaching

The process of stacking ore in a heap on an impermeable pad and percolating a solution through the ore that contains a leaching agent such as cyanide. The gold that leaches from the ore into the solution is recovered from the solution by carbon absorption or precipitation. After adding the leaching agent, the solution is then recycled to the heap to effect further leaching.

host rock

The body of rock in which mineralization of economic interest occurs.

HQ

Denotes the specific diameter of core in diamond drill.

IP

Induced polarization, a method of ground geophysical surveying using an electrical current to determine indications of mineralization.

isoclinal

Refers to a folded rock, in which two adjacent limbs are parallel.

km

Kilometer.

km2

Square kilometers.

km/h

Kilometers per hour

leach

Gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).

long hole open stope

A method of mining that involves drilling holes (typically up to 30 meters long) into an ore body and then blasting a slice of rock that falls into an open space. The broken ore is extracted and the resulting open chamber is not filled with supporting material.

m

Meters.

m2

Square meters.

m3

Cubic meters.

mm

Millimeters.

micron

0.000001 meters.

mill

A plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.

mine

An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.

mineral reserve

The part of a measured or indicated mineral resource that could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after applying all mining factors, result in an estimated tonnage and grade that, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received, although it does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

proven mineral reserves

That part of a measured mineral resource that is economically mineable, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction is justified.

probable mineral reserves

That part of an indicated (and in some circumstances a measured) mineral resource that is economically mineable, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified.

mineral resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed (but not verified) geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

mineralization

Rock containing minerals or metals of potential economic interest.

metallurgy

The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.

monzonite

A coarse-grained igneous rock containing less than 10 percent quartz.

mRL

Meters above sea level.

open-pit mine

An excavation for removing minerals that is open to the surface.

ounce (or oz)

Troy ounce, equal to 31.103 grams.

ore

A natural aggregate of one or more minerals that, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

oxide ore

Mineralized rock in which some of the original minerals, usually sulphide, have been oxidized. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be readily dissolved.

oz/t

Troy ounces per short ton.

Paleozoic

Unit of geologic time spanning from 570 to 245 million years ago.

phyllite

A metamorphic rock containing fine-grained, planar-oriented mica minerals. This orientation imparts a layering to the rock.

plagiogranite

A light-coloured, crystalline intrusive igneous rock, composed of sodium and calcium bearing alumino-silicate minerals and quartz (SiO2).

porphyritic

Texture of an igneous rock in which larger crystals are set in a finer groundmass.

potassic

An alteration type characterized by the pressure of quartz, potassium, feldspar and biotite.

Proterozoic

Unit of geologic time spanning from 2,500 to 570 million years ago.

ramp

An inclined underground tunnel that provides access for mining or a connection between the levels of a mine.

RC

Reverse circulation.

recovery

A term, generally stated as a percentage, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.

refractory material

Gold mineralized material in which the gold is not amenable to recovery by conventional cyanidation without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbon, which reduces gold recovery.

roasting

A method of oxidizing refractory ore using heat.

roasting agglomerates

A product of the roasting process.

ROM

Run of mine. Pertains to the ore that has been mined but not crushed.

run of mine

Pertains to the ore that has been mined but not crushed.

SAG

Semi-autogenous grinding. A method of grinding rock into fine powder whereby the grinding media consist of larger chunks of rocks and steel balls.

scrubber

A device that removes SO2 from gaseous emissions.

shaft

A vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.

short ton

Equal to 2,000 pounds, equivalent to 0.893 long tonnes or 907.185 kilograms.

shrinkage stoping

A method of stoping that uses part of the broken ore as a working platform and as support for the walls.

sills

A tabular intrusive igneous rock that parallels the planar structure of the surrounding rock.

sinistral faults

Faults whose apparent direction of relative movement to each side is towards the left.

SO2

Sulphur dioxide gas.

splays

A series of minor faults at the extremities of a major fault.

stope

An underground excavation from which ore is being extracted.

strike

Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.

sulphide ore

Ore containing a significant quantity of unoxidized sulfides.

tailings

The material that remains after all metals or minerals of economic interest have been removed from ore during milling.

tonne

A metric tonne: 1,000 kilograms or 2,204.6 pounds.

trachyte

A type of fine-grained igneous rock.

waste

Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

winze

A vertical or inclined shaft sunk from a point inside a mine.

Zadra methods

A chemical process whereby gold in solution is collected on carbon particles.

SCHEDULE A

ELDORADO GOLD CORPORATION

AUDIT COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Audit Committee (the “Committee”) is to oversee that Management of the Company (the “Management”) has in place an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements; to monitor the independence and performance of the Company’s external auditor (the “Auditor”); to oversee the integrity of the Company’s financial disclosure and reporting and to monitor Management’s compliance with legal and regulatory requirements; and to report on the Committee’s activities on a regular and timely basis to the Board of Directors (the “Board”).

CONSTITUTION AND MEMBERSHIP

1.

The Board will appoint Directors to form the Committee annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Board has determined that the Committee will be comprised of at least three Directors (the “Member” or “Members”), all of whom will meet the “independence and financial literacy” qualifications under applicable securities law and one Member shall meet the definition of a “financial expert” as defined by the United States Securities & Exchange Commission as attached as Appendix A to these Terms of Reference.

2.

The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

4.

The Committee or a Committee Member is able to engage any outside advisors at the Company’s expense that it determines is necessary in order to assist in fulfilling the its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance Committee.

MEETINGS

1.

Meetings of the Committee will be held at the request of a Member of the Committee, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determine, but in any event at least to review the Company’s quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice,and any absent waive notice in writing.

2.

A majority of members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting (attendance is as defined by the Company’s Articles).   Powers of the Committee may also be exercised by resolution in writing signed by all the Members of the Committee.

3.

The Committee will have access to the External Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the External Auditor independent of Management at least once a year.

4.

The External Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review with the External Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

a)

the audited annual and unaudited quarterly financial statements including the notes thereto;

b)

the appropriateness of the Management Discussion and Analysis of operations contained in the audited annual and unaudited quarterly report and its consistency with the financial statements;

c)

any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

d)

any significant transactions which are not a normal part of the Company’s business;

e)

the nature and substance of significant accruals, reserves and other estimates;

f)

issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls;

g)

all significant adjustments proposed by Management or by the Auditor;

h)

the specifics of any unrecorded audit adjustments;

i)

if applicable, any impairment provisions based on ceiling test calculations;

j)

Independently and periodically review the adequacy of procedures in place for the review of public disclosure of financial information as stated or derived from the financial statements.

k)

review financial statements, MD&A and management’s quarterly and annual earnings release before they are released to the public; and

l)

review in a report to Members of the Board proficient in the technical aspects of preparing a reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

2.

Review and approve the audit and review and pre-approve non-audit services, except those non-audit services permitted by the regulators, and related fees and expenses and determine the independence of the External Auditor.

3.

Establish guidelines for the retention of the External Auditor for any non-audit service.

4.

Recommend to the Board the appointment of the External Auditor to be proposed at the annual shareholders’ meeting and the compensation of the External Auditor.  The External Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders.

5.

Review and assess internal controls and procedures with the External Auditor, the External Auditor’s perception of the Company’s financial and accounting personnel, any material recommendations which the Auditor may have, the cooperation which the Auditor received during the course of its review and the adequacy of their access to records, data and other requested information.

6.

Require the External Auditor to report to the Audit Committee and oversee the work of the External Auditor, including the resolution of disagreements between management and the External Auditor regarding financial reporting.

7.

Review and approve hiring policies regarding present and former employees of the present and former External Auditor.

8.

Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

9.

Establish a complaint process  “whistle-blowing” procedures.  Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters.  Establish procedures for employees confidential, anonymous submissions in accordance with the Company’s “Whistle Blower Policy”.

10.

Advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

11.

Review with Management and the External Auditor, the Company’s internal accounting and financial systems and controls to satisfy itself that the Company maintains:

a)

the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

b)

effective internal control systems; and

c)

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

12.

Review the External Auditor’s Management Letter and the External Auditor’s Report.  Such Report to be directed to the Committee.

13.

Review the External Auditor’s Report on Internal Controls and report all deficiencies  and remedial actions to the Board.

14.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

15.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

16.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

17.

Assess the Committee’s performance of the duties specified in this charter and report its finding to the Board of Directors.

Approved at a meeting of the Board of Directors held March 22, 2007.